    As filed with the Securities and Exchange Commission on August 13, 1999


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM SB-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ACTIVEWORLDS.COM, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

             Delaware                                511210                            87-0564911
-------------------------------          ----------------------------               -------------------
(State or Other Jurisdiction of          (Primary Standard Industrial                (IRS Employer
 Incorporation or Organization)           Classification Code Number)               Identification No.)

                                95 PARKER STREET
                        NEWBURYPORT, MASSACHUSETTS 01950
                                 (978) 499-0222
              ----------------------------------------------------
          (Address and telephone number of Principal Executive Offices)

                   Mr. J.P. McCormick, Chief Financial Officer
                             Activeworlds.com, Inc.
                                95 Parker Street
                              Newburyport, MA 01950
                                 (978) 499-0222
            (Name, address and telephone number of agent for service)

                  Please send a copy of all communications to:

John A. Kostrubanic, Esq.                      Asher S. Levitsky  P.C.
Pepe & Hazard, LLP                             Esanu Katsky Korins & Siger, LLP
150 Federal Street, 28th Floor                 605 Third Avenue
Boston, MA  02110-1745                         New York, NY  10158
(617) 695-9090                                 (212) 953-6000
Fax: (617) 695-9255                            Fax: (212) 953-6899

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                         ------------------------------
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
_________________________________________________

         If delivery of the prospectus is expected to be made pursuant to
Rule 434, check the following box. [   ]

                                          CALCULATION OF REGISTRATION FEE

Title of Each                   Amount                  Proposed               Proposed        Amount of
Class of Securities        to be Registered              Maximum                Maximum       Registration
To be Registered                                     Offering Price(1)         Aggregate          Fee
                                                         Per Unit
Units each consisting
of one share of
common stock and one
series B redeemable common
stock purchase warrant(2):     1,380,000               $8.00                 $11,040,000         $3070.00

Common stock(3)                1,380,000

Underwriter's unit
purchase option(4)

Units issuable upon
exercise of the
Underwriter's unit
purchase option(5)              120,000                                       $1,152,000       $  309.00

Common stock(6)                 120,000

Totals..........................................................................................$3379.00

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 (a) promulgated under the Securities Act of 1933, as amended, based on a price of $8.00 per unit. The price of the common stock on the Over-the-Counter Bulletin Board on August 9, 1999 was
         $4 5/8.

(2) Includes 180,000 units issuable upon exercise of the underwriter's over-allotments option (the "Over-allotment Option").

(3) Represents shares of common stock issuable upon exercise of the Series B common stock purchase warrants (the "warrants") offered hereby, including warrants issuable upon exercise of the Over-Allotment Option.

(4) The unit purchase option entitles the underwriter to purchase 120,000 units at 120% of the initial public offering price per unit.

(5)      Each unit consists of one share of common stock and one warrant.

(6) Represents shares of common stock issuable upon execise of the warrants issued pursuant to the underwriter's unit purchase option.

                         ------------------------------

         The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the securities act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

                              CROSS REFERENCE SHEET

Form SB-2 Item Numbers and Caption                                    Heading in Prospectus
----------------------------------                                    ------------------------
1.       Front of the Registration Statement
           and Outside Front Cover of Prospectus....................   Cover Page of Form SB-2 and of Prospectus

2.       Inside Front and Outside Back Cover
           Pages of Prospectus......................................   Inside  Front and  Outside  Back Cover  Pages of
                                                                         Prospectus

3.       Summary Information and Risk Factors.......................   Prospectus Summary and Risk Factors

4.       Use of Proceeds............................................   Use of Proceeds

5.       Determination of Offering Price............................   Cover  Page  of  Prospectus,  Risk  Factors  and
                                                                         Underwriting

6.       Dilution...................................................   Dilution

7.       Selling Security Holders...................................   Not applicable

8.       Plan of Distribution.......................................   Cover Page of Prospectus and Underwriting

9.       Legal Proceedings..........................................   Not Applicable

10.      Directors, Promoters, Executive Officers, Promoters
           and Control Persons......................................   Management

11.      Security Ownership of Certain Beneficial
           Owners and Management....................................   Principal Stockholders

12.      Description of Securities..................................   Description of Securities

13.      Interest of Named Experts and Counsel......................   Legal Matters

14.      Disclosure of Commission Position on
           Indemnification for Securities Act
           Liabilities..............................................   Not Applicable

15.      Organization Within Last Five Years........................   Related Party Transactions

16.      Description of Business....................................   Risk Factors and Business

17.      Management's Discussion and Analysis or
           Plan of Operation........................................   Management's    Discussion   and   Analysis   of
                                                                         Financial Condition and Results of Operations

18.      Description of Property....................................   Business

19.      Certain Relationships and Related Transactions.............   Related Party Transactions

20.      Market for Common Equity and Related
           Stockholder Matters......................................   Market for Common Stock

21.      Executive Compensation.....................................   Management

22.      Financial Statements.......................................   Financial Statements

23.      Changes In and Disagreements With Accountants
           on Accounting and Financial Disclosure...................   Not Applicable

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED AUGUST 13, 1999

                                 1,200,000 Units
                             ACTIVEWORLDS.COM, INC.

         This is an offering of 1,200,000 of our units. For each unit you purchase you will receive one share of our common stock and a Series B redeemable common stock purchase warrant to purchase one share of our common stock at $ per share. You will not be able to sell or transfer the shares of
common stock and warrants that comprise the units separately until   , 2000
without the consent of HD Brous & Co., Inc., our underwriter. You may exercise
the warrants during the period commencing   , 2000, and ending   , 2004, or
earlier with the consent of our underwriter. We have the right to redeem the warrants under certain conditions. For more information concerning the units and the warrants, see "Description of Securities" in this prospectus.

         No public market currently exists for our units or warrants.

         Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol AWLD. We have applied for the listing of our common stock and units on the Nasdaq SmallCap Market. The warrants will not be listed on any exchange or market until they may be separately traded. At that time, we will apply for the listing of the warrants on the Nasdaq SmallCap Market.

         The initial offering price of the units may not reflect the market price after the offering.

         Investing in the units involves a high degree of risk. Please see the "Risk Factors" beginning on page 9.

                                                      Per Unit       Total
                                                      --------       -----
Public Offering Price...............................   $8.00      $9,600,000
Underwriting Discounts..............................   $0.80      $  960,000
Proceeds to Activeworlds.com........................   $7.20      $8,640,000

         We have granted the underwriter a 45-day option to purchase up to 180,000 additional units on the same terms and conditions as set forth above solely to cover over-allotments, if any.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

         The underwriter expects to deliver the units to purchasers on or about __________, 1999.

                              HD Brous & Co., Inc.

                The date of this prospectus is ___________, 1999

                              ABOUT THIS PROSPECTUS

         You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information which differs from this prospectus. We are offering to sell, and seeking offers to buy, units only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

         We intend to furnish our stockholders with annual reports containing audited financial statements, and we will make available to our stockholders such other information as we deem appropriate.

         The underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the units. If the underwriter engages in such activities, it may discontinue them at any time.

         Until ____________, 1999, all dealers selling shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

         The information in this prospectus includes statistical data regarding the Internet industry and the market for three-dimensional technology. We obtained this data from industry publications and reports which we believe to be reliable sources; however, we cannot guarantee the accuracy and completeness of this information. We have not independently verified the data or sought the consent of the organizations to refer to their reports in this prospectus.

         In order to make it easier for you to understand this prospectus, we have defined several of the terms that are used in this prospectus.

         E-Commerce. The term "e-commerce" refers to electronic commerce or the business of buying and selling goods and services on the Internet.

         Activeworlds.com. The terms "Activeworlds.com," "we," or "our" refer to Activeworlds.com, Inc., a Delaware corporation, which is offering the units for sale to the public. Unless otherwise clear from the context, these terms also refer to us, together with our wholly-owned subsidiary, Activeworlds, Inc., which was formerly known as Circle of Fire Studios, Inc.

         You. The terms "you" or "your" refers to the reader of this prospectus.

         "Active Worlds," "Activeworlds.com" and "AlphaWorld" are our trademarks and service marks. All other trademarks, service marks or trade names referred to in this prospectus are the property of their owners.

         This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully. Unless otherwise indicated, all information contained in this prospectus assumes that the underwriter will not exercise its over-allotment option. This prospectus contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

                                  OUR BUSINESS

         Activeworlds.com, Inc. provides computer software products and on-line services that permit users to enter, move about and interact with others in a computer-generated, three-dimensional virtual environment using the Internet. Unlike a two-dimensional environment, which permits movement on a computer screen only along flat horizontal and vertical axes (up, down, left and right), a three-dimensional virtual environment enables users to move in three dimensions by allowing them the added capability of appearing to move forward, backward or in other directions. In the virtual worlds created in our three-dimensional environment, users are also able to create objects and structures which other users can see and move about in real time.

         We serve what we believe is an emerging market for three-dimensional Internet interactive technologies and applications. We host hundreds of virtual worlds in our three-dimensional environment. A world is a defined segment of our environment. In addition to our own worlds, we have been engaged by other companies to develop worlds for them, and we have granted them a license for our technology. We have also licensed our technology to clients who create their own worlds.

         Our most popular world is AlphaWorld, which consists of virtual real estate on which users can create virtual structures using items from our library of more than 3,000 computer objects and textures. As of June 30, 1999, users had placed more than 30 million building blocks on AlphaWorld. Other worlds are based on specific themes or commercial applications, which are selected either by us or by our licensees. These other worlds include:

o Atlantis, which has an underwater theme and permits the construction of structures appropriate to this environment.

o    @mart, which is a virtual shopping mall.

o Movie and entertainment worlds, such as The 13th Floor and Godzilla, which we created for Centropolis Studios, a division of Columbia pictures. These worlds reproduce selected aspects of the movies.

o Educational worlds, such as the University of Colorado's virtual computer, which is a three-dimensional representation of the inside of a computer and used as part of the course material for the university's business school.

o Business worlds, such as Earthweb's e-learning expo world. We created this world for Earthweb to provide interactive on-line training in various subjects, including information technology (IT) training.

o Game worlds, such as awbingo, which we developed to use artificial intelligence capabilities for bingo games.

         Our technology consists of Active Worlds 2.2, which is our proprietary three-dimensional browser, and a line of server and authoring tools. The authoring tools are used by us and our licensees to create worlds to meet defined criteria. Our server tools include:

o Uniservers, which permit the creation of three-dimensional worlds, the communication of physical characteristics of three-dimensional objects and the location of structures and users throughout the environment, the transmission of messages and the transfer of information and files. Uniservers can serve a large number of worlds.

o Galaxervers, which are similar to uniservers, but which serve only one world.

o World Servers, which house the data base for one world and communicate with all users in that world and with the uniserver or galaxerver which supports the world.

         In addition to offering our users the ability to create worlds on our primary uniserver, we license uniservers and galaxervers to others and grant our licensees the right to use our technology to establish their own three-dimensional world independent of our primary uniserver.

         We have licensed uniservers to The Boeing Company, Carlsberg, A.S., Centropolis Studios, Philips Multimedia, NASA and an agency of the United States Government. Our world licensees include Scandinavia Online, A.S., the Canadian Ministry of Education, the University of Colorado, the University of London, Telecom PTT Switzerland and the Amsterdam Stock Exchange.

         To date, substantially all of our revenue has been generated from registration fees paid by our citizens, the sale of our servers, licensing of software, and, to a lesser extent, contract software development.

         The Active Worlds universe includes a virtual shopping mall, called @mart. As of July 31, 1999, there were approximately 100 vendors located within @mart offering various products and services, including books, compact disks, clothing, tickets and computer products. Our revenue from goods and services sold through @mart has not been significant.

         Our goal is to be the leader in three-dimensional Internet virtual environments and interactive communication. We believe that by continually enhancing our technology, developing new applications for the three-dimensional Internet market and implementing an extensive marketing effort, we will be able to achieve this goal.

         We believe that the market for three-dimensional interactive Internet technologies is growing due to both an increasing demand for interpersonal interaction between Internet users and an expanding interest in Internet-based applications generally. We believe that Active Worlds' robust architecture, ease of use, speed, reliability and scalability have attracted users worldwide. We believe that three-dimensional Internet applications provide enhanced richness that will be of interest to users developing Internet-based advertising, distance learning, training, entertainment, e-commerce, chat and other on-line activities. As three-dimensional Internet technology becomes more accepted, we believe that a market will develop for our technology for business, commercial, education, entertainment and leisure-time applications.

About Activeworlds.com

         Activeworlds.com, Inc. is a Delaware corporation and was incorporated on September 5, 1995 under the name Vanguard Enterprises, Inc. In January 1999:

o We acquired all of the issued and outstanding stock of Circle of Fire Studios, Inc., a Nevada corporation, in exchange for 8,084,816 shares of our common stock.

o    We effected a one-for-two reverse split of our common stock.

o We sold 2,000,000 shares of our common stock in an offering pursuant to a private placement.

o We changed our corporate name to Activeworlds.com, Inc., and we changed the name of our subsidiary from Circle of Fire Studios, Inc. to Activeworlds, Inc.

o Our sole business became the business of Circle of Fire Studios, which is described in this prospectus. The former business of Vanguard Enterprises, which was the marketing of hair care products on cable television, was discontinued in 1996.

         The transaction by which we acquired the stock of Circle of Fire Studios is referred to as the "Circle of Fire Acquisition."

         Our address is 95 Parker Street, Newburyport, Massachusetts 01950. Our telephone number is (978) 499-0222. Our website address is www.activeworlds.com. Information contained on our website is not a part of this registration statement.

                                  THE OFFERING

Securities  Offered                 1,200,000 units, each unit consisting
                                    of one share of common stock and
                                    a series B warrant to purchase one share of common stock. If you purchase units, you will not be able to trade the common stock and warrants that comprise your units separately until one year from the date of this prospectus or an earlier date if agreed to by the underwriter. See "Description of Securities."


Description of the Warrants

         Exercise  price:           Each of the warrants will entitle you
                                    to purchase one share of common stock at the
                                    price of $   per share, subject to
                                    adjustment.

         Exercise period:           Unless we redeem the warrants, you
                                    may exercise the warrants at any time during
                                    the period commencing    , 2000, or earlier
                                    with the consent of the underwriter, until
                                          , 2004.

         Redemption:                Commencing       , 2000, we may redeem the
                                    warrants at a price of $.10 per warrant if the closing price of our common stock for each day of a 20 trading day period ending not earlier than three trading days prior to the date the warrants are called for redemption is at least 150% of the exercise price of the warrants. For more information, see "Description of Securities -- Series B
                                    Redeemable Common Stock Purchase Warrants."

Common Stock Outstanding

         Prior to this offering:    11,010,096 shares
         After this offering:       12,210,096 shares

         The number of shares of common stock outstanding prior to and after this offering does not include 3,526,090 shares of common stock which we may issue as follows: 1,000,000 shares issuable upon exercise of stock options which are either outstanding or which we may grant pursuant to our 1999 stock option plan, 726,090 shares of common stock issuable upon exercise of outstanding warrants, 1,200,000 shares issuable upon exercise of the warrants included in the units offered by this prospectus, 360,000 shares issuable pursuant to the units issuable upon exercise of the underwriter's over-allotment option and the underlying warrants and 240,000 shares issuable upon exercise of the underwriter's unit purchase option and the underlying warrants.

         The 1,200,000 shares of common stock which are a part of the units
offered by this prospectus can not be separately sold or transferred until     ,
2000, or an earlier date if agreed to by our underwriter.

Risk Factors               An investment in our units involves a high
                           degree of risk. You should not consider purchasing our units unless you can afford to lose your entire investment. See "Risk Factors" for important factors you should consider.

Use of Proceeds            The net proceeds of this offering will be
                           used for working capital and other corporate purposes, including marketing and research and development.

Market Symbols:

         Common Stock:     AWLD (OTC Bulletin Board).
         Units:            AWLDU (Proposed)

         We have applied for the listing of our common stock and units on the Nasdaq SmallCap Market, effective on the date of this prospectus. We intend to apply for a trading symbol for the warrants at the time the warrants become separately traded.

                          SUMMARY FINANCIAL INFORMATION

Statement of Operations Data:

                                       Three Months Ended March 31,
                                       ----------------------------         Year Ended                  January 17, 1997
                                          1999               1998        December 31, 1998       (inception) to December 31, 1997
                                         ------            -------      -------------------      ---------------------------------
Revenue                                $95,946            $75,975              $576,163                   $419,130
(Loss) from operations                (308,525)           (40,669)              (69,533)                  (324,943)
(Loss) before
extraordinary item                    (136,615)           (40,363)              (88,142)                  (613,280)
Net income (loss)                     (136,615)           (40,363)               (9,081)                  (613,280)
Net income (loss) per
share:
   Basic                                 (.013)             (.005)                (.001)                     (.076)
   Diluted                               (.013)             (.005)                (.001)                     (.076)
Common stock
outstanding:
   Basic                            10,467,261          8,084,816             8,084,816                  8,084,816
   Diluted                          10,467,261          8,084,816             8,084,816                  8,084,816


Balance Sheet Data:

                                                           March 31, 1999
                                                           --------------
                                            As Adjusted(1)                  Actual                December 31, 1998
                                            --------------                  ------                -----------------
Current assets                                   9,064,917                 624,917                          148,847
Working capital                                  8,791,919                 351,919                         (410,934)
Short-term debt                                       ----                    ----                           54,753
Accumulated deficit                               (758,976)               (758,976)                        (622,361)
Stockholders'equity (deficiency)                 9,171,747                 731,747                         (231,638)
Net tangible book value per share                      .75                    .033                            (.054)

(1) Adjusted to give effect to (a) our sale of private placement units in June 1999 and (b) our receipt of the net proceeds of this offering, less expenses, of $8,440,000.

                                  RISK FACTORS

         An investment in our units involves a high degree of risk, and you should only consider purchasing our units if you can afford to sustain the loss of your entire investment. You should carefully consider the risks described below and the other information before deciding to purchase any units.

         We have not generated significant revenue, and we have never generated profits. We have not been profitable since our organization. For the three months ended March 31, 1999, we had a net loss of $136,615, or $.013 per share (basic and diluted) on revenue of $95,946, and for the year ended December 31, 1998, we had a net loss of $9,081 on revenue of $576,163. Our net loss for 1998 reflects an extraordinary gain of $79,061, which resulted from our eliminating debt related to a litigation settlement. Our loss before the extraordinary gain was $88,142. We believe that we will continue to incur losses. We expect to continue to incur significant operating expenses, and we cannot assure you that we will ever generate sufficient revenue to enable us to operate profitably. If we do not generate sufficient revenue or if our operating expenses exceed our expectations, the results of our operations and our financial condition will be materially and adversely affected.

         Our revenue from advertising and e-commerce has been nominal. Substantially all of our revenue has been generated from registration fees of citizens, the sale of our servers, licensing of software and, to a lesser extent, contract software development. We believe that our long-term success is dependent upon our ability to generate revenue from the licensing of our technology and from advertising and e-commence. Our revenue from these sources has been nominal, and we may never be able to generate significant revenue from either of these sources. In order to attract advertisers to our website we must be able to demonstrate that we have a substantial base of users who use our website frequently and for sustained periods of time. We believe that our present user base is not sufficient to attract any significant advertising revenue.

         We need additional cash to fund our operations. Our present cash requirements include the development and implementation of a marketing program directed at both potential users and licensees of our technology and the enhancement of our technology. At June 30, 1999, we had cash of approximately $1,100,000. Our principal sources of working capital were two private placements. The first was a $1,000,000 private placement completed in January 1999, from which we received net proceeds of approximately $940,000. We used $275,000 of the net proceeds to settle pending litigation. The second was a $900,000 private placement completed in June 1999, from which we received net proceeds of approximately $780,000. Although we believe that the net proceeds from this offering will be sufficient to satisfy our working capital requirements for the next twelve months, we may need additional funding during the next twelve months. We cannot assure you that additional funding will be available when we require it. If we are unable to obtain any required funding, our business will be adversely affected. Furthermore, if financing is available, the terms of the financing may result in significant dilution to our stockholders.

         We may not be able to market our technology for business and other commercial applications and this would adversely affect our profitability. We intend to market our technology for business, educational, entertainment, leisure-time and other commercial applications, and we believe that in order for us to operate profitably, we will need to be successful in licensing our technology for these purposes. If we are unable develop a successful licensing program, our business will be materially and adversely affected.

         We do not have a sufficiently large user base to attract advertisers. More than 800,000 persons have downloaded our browser and visited our three-dimensional environment. We have approximately 20,000 paying citizens of Active Worlds. We do not believe that this user base is sufficient to attract significant advertising revenue. We believe that, in order to attract advertisers to our website, we must make the website attractive to the categories of persons sought by the advertisers. In order to attract this type of usage, we must both market the website to potential users with the demographic makeup sought by our prospective advertisers, and we must offer our users content to induce them to become regular users of the website. We can not give any assurance that we will be successful in developing a user base acceptable to advertisers.

         Our proposed marketing programs may not attract sufficient additional visitors to our website. Although we plan to develop and implement aggressive marketing campaigns online and using traditional media to promote our website, our marketing program may not be successful. If these efforts are unsuccessful, we will face difficult and costly choices in deciding whether and how to redirect our marketing efforts. The failure of our marketing campaign would impair our ability to generate revenue from advertising, user fees and other revenue sources.

         We may fail to establish an effective internal sales organization to attract either advertising or licensing revenue. Our present marketing effort is dependent upon outside marketing and advertising agencies to develop advertising opportunities. We believe that our ability to generate revenues from advertising and from the licensing of our technology will depend on our ability to establish an aggressive and effective internal sales organization. Our ability to increase our sales force involves a number of risks and uncertainties, including competition and the length of time for new sales employees to become productive. If we do not develop an effective internal sales force, our business will be materially and adversely affected.

         We face difficulties encountered by early stage companies in new and rapidly evolving industries. We have a limited operating history, and we face risks and difficulties frequently encountered by early stage companies in new and rapidly evolving industries, including the Internet advertising market. These risks include our failure to:

o    attract a larger audience to our website;

o    increase awareness of the Active Worlds name and strengthen user loyalty;

o    provide content necessary to retain user interest;

o maintain and develop relationships with strategic partners to increase use and visibility of Active Worlds;

o    implement a licensing program for our technology;

o    attract advertisers from a variety of industries;

o    respond effectively to competitive pressures;

o    develop and upgrade our technology; and

o    attract, retain and motivate qualified personnel.

         Our future revenue from e-commerce is uncertain. Our long-term success depends on both widespread market acceptance of electronic commerce or "e-commerce" and our ability to generate commissions or fees from sales of products through e-commerce. A number of factors could prevent acceptance of e-commerce, including the following:

o Businesses that sell goods and services on the Internet may not be willing to pay adequate commissions or fees to us.

o E-commerce is at an early stage, and consumers may be unwilling to buy from on-line vendors rather than customary sources, including stores and catalogues.

o Increased government regulation or taxation may adversely affect the popularity of e-commerce.

o The lack of adequate telecommunication service could result in slower response times.

o Adverse publicity and consumer concern about security and privacy could limit the use of e-commerce.

         Our growth is placing a significant strain on our resources. We are currently experiencing a period of expansion. We have incurred a substantial increase in expenses in hiring and training new employees. In order to implement our business plan, we must continue to grow significantly. This growth will strain our personnel, management systems and resources. To manage our growth, we must implement operational and financial systems and controls and recruit, train and manage new employees, including executive and middle management personnel. We cannot be certain that we will be able to integrate new executives and other employees into our organization effectively. If we do not manage our growth effectively, our business, results of operations and financial condition could be materially and adversely affected.

         Our inability to measure demographics of our users may hinder our ability to generate advertising revenue. In order to attract advertisers we must demonstrate that persons in the market targeted by our desired advertisers are frequent users of our website. Thus, to attract advertisers, we must show the number of visits to our website, the frequency and duration of the visits and the demographics of those who visit the website most frequently and stay for the longest time. If we cannot provide this information with a reasonable degree of accuracy, we will not be attractive to advertisers. Websites typically place a tracking program, known as a cookie, on a user's hard drive without the user's knowledge or consent. These programs automatically collect data on anyone visiting a website. Website operators use cookies for a variety of purposes, including the collection of data derived from users' Internet activity. Most currently available web browsers allow users to elect to remove cookies at any time or to prevent this type of information from being stored on their hard drives. In addition, some commentators, privacy advocates and governmental bodies have suggested limiting or eliminating the use of cookies. Any reduction or limitation in the use of cookies could limit the effectiveness of our sales and marketing efforts.

         The Internet has not been accepted as an advertising and commercial medium. Our future growth is dependent upon the growth of the Internet as a medium for information, communications and commerce. The Internet is relatively new and its use is rapidly evolving. Our business will be adversely affected if Internet usage does not continue to grow. Internet usage may be inhibited for a number of reasons including:

o The Internet infrastructure may not be able to support the demands placed on it, and its performance and reliability may decline as usage grows.

o    There may be inconsistent quality of service.

o Users may have concerns with respect to the security of Internet transactions, particularly the possibility of theft of credit card and other personal information.

o Users may have privacy concerns because personal information which they provide on websites may be sold to third parties without the users' knowledge or consent.

o Advertisers may not accept the Internet as an advertising medium or the Internet may not prove to be as significant a medium to advertisers as anticipated.

o Viruses, which are software programs which may impair the users ability to use their computers, may be transmitted on the Internet.

         We require additional management, middle management and technical personnel. Our business is dependent on continued services of our senior management and other key personnel, particularly, Richard F. Noll, our president and chief executive officer, J.P. McCormick, our chairman of the board and chief financial officer, and Roland Vilett, our lead computer programmer and software developer. However, in order to implement an expanded marketing and research and development program, we must hire additional management and middle management and technical personnel. We may be unable to retain our key employees or attract, assimilate or retain other highly qualified employees. We have experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. There is significant competition for qualified employees in the computer programming and Internet industries. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, our business will be adversely affected.

         We could face liability for information contained on and communications made through our website. We may be subject to claims for defamation, negligence, copyright or trademark infringement, personal injury or other legal theories relating to the information we publish on our website. These types of claims have been brought, sometimes successfully, against on-line services as well as other print publications in the past. Based on links we provide to other websites, we could also be subject to claims based upon on-line content we do not control that is accessible from our website. Claims may also be based on statements made and actions taken as a result of participation in our chat rooms or as a result of materials posted by citizens on news groups at our website. These claims could result in substantial costs and a diversion of our management's attention and resources, regardless of whether we are successful. Our insurance, which covers commercial general liability, may not adequately protect us against these types of claims.

         We may incur product liability for products sold over the Internet. Consumers may sue us if products that we sell online or which are purchased through our website are defective or injure the user. This type of claim could require us to spend significant time and money in litigation or to pay significant damages. As a result, any legal claims, whether or not successful, could seriously damage our reputation and our business.

         Because of our small size, we may have difficulty in competing with major computer, software and Internet companies. All aspects of the Internet market are new, rapidly evolving and intensely competitive, and we expect competition to intensify in the future. Barriers to entry are low, and current and new competitors can easily launch new websites at a relatively low cost using commercially-available software. Our present competitors include nationally-known companies, including Microsoft, that have expertise in computer and Internet technology, and a number of other small companies, including those that serve specialty markets. Other major companies have the financial and technical ability to compete aggressively in the market for three-dimensional software products on the Internet. Many, if not all, of these companies have longer operating histories, larger customer bases, greater brand recognition in other business and Internet markets and significantly greater financial, marketing, technical and other resources than we have. Competitive pressures created by any one of these companies, or by our competitors collectively, could have a material adverse effect on our business, results of operations and financial condition, and we can give no assurance that we will be able to compete successfully against current and future competitors.

         We may be unable to respond to the rapid technological change in our industry. The computer and Internet industries are characterized by rapidly changing technologies, frequent new product and service introductions and evolving industry standards. The recent growth of the Internet and intense competition in our industry make these market characteristics more pronounced. Our future success will depend on our ability to adapt to rapidly changing technologies by continually improving the performance features and reliability of our services. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of new products and services. In addition, any enhancements must meet the requirements of our current and prospective users and must achieve significant market acceptance. We could also incur substantial costs if we need to modify our service or infrastructures to adapt to these changes. The failure to offer the most current technologies could have a material adverse effect upon our business. Furthermore, if three-dimensional Internet standards evolve in a manner which is incompatible with out technology, we may not be able to market our technology.

         We cannot insure that we can provide our users with a secure environment. Our website is vulnerable to physical or electronic break-ins, viruses or other problems that affect websites and Internet communication and commerce generally. As e-commerce becomes more prevalent, our customers may become more concerned about security. Although we believe that we can implement reasonable security precautions, security systems can and are sometimes circumvented. The circumvention of our security measures may result in the misappropriation of proprietary information, such as credit card information, or interruptions of our operations. Any security breaches could damage our reputation and expose us to a risk of loss or liability. We may be required to make significant investments in our efforts to protect against and to remedy security breaches. Our failure to address security concerns adequately could materially and adversely affect our business, financial condition and operating results.

         Government regulation and legal uncertainties could add additional costs to doing business on the Internet. There are currently few laws or regulations that specifically regulate communications or commerce on the Internet. However, laws and regulations may be adopted in the future that address issues such as user privacy, pricing and the characteristics and quality of products and services. For example, the Telecommunications Act of 1996 sought to prohibit transmitting various types of information and content over the Internet. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and on-line service providers in a manner similar to long distance telephone carriers and to impose access fees on those companies. This could increase the cost of transmitting data over the Internet. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership, libel and personal privacy are applicable to the Internet. Any new laws or regulations relating to the Internet or any new interpretations of existing laws could adversely affect our business.

         Infringement of our intellectual property rights could harm our business. We have no patents on our software products and the application for registration of our copyright for our source code is pending. We rely on our copyrights and nondisclosure agreements with our employees and others to whom we have provided technical proprietary information. We also rely on licensed software products in our operations. However, we cannot be certain that the steps we have taken to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate our proprietary rights. Any infringement or misappropriation could have a material adverse effect on our future financial results.

         We could be subject to possible infringement actions based upon content licensed from others. Any claims for infringement, with or without merit, could subject us to costly litigation and the diversion of our financial resources and technical and management personnel. If these claims are successful, we may be required to modify our software, change our trademarks, alter the content, pay financial damages or obtain licenses from others.

         Our systems may fail or experience a slow down and our users depend upon others for access to our website. Substantially all of our communications hardware and some of our other computer hardware operations are located at our headquarters in Newburyport, Massachusetts, and while we constantly backup data on external tape drives we do not have a back-up computer system. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events could damage these systems. Any of these occurrences could adversely affect our business. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems. Furthermore, if the response time of our website is slow for some reason, users could abandon our website.

         If our computer systems and software products are not year 2000 compliant, our business could suffer. Many currently installed computer systems and software products only accept two digits to identify the year in any date. Thus, the year 2000 will appear as "00," which the system might consider to be the year 1900 rather than the year 2000. Although we believe that our proprietary software is Year 2000 compliant, other software used in our business, including our telecommunications system, whether developed by us or provided by our suppliers or used by users of our three-dimensional environment, may not be Year 2000 compliant. The failure of our software or the software of third parties to be Year 2000 compliant could result in system failures, delays or miscalculations causing disruption to our operations and could result in the inability of users to access our website and we could incur significant expense in correcting any software or other problems resulting from this failure.

         We have broad discretion as to the use of the proceeds from this offering. The net proceeds of this offering are allocated to working capital purposes, including marketing, research and development. Management will have broad discretion with respect to the expenditure of the net proceeds of this offering. If you purchase units in this offering, you will be entrusting your funds to our management, upon whose judgment you must depend, with only limited information concerning our specific plans or intentions. Furthermore, circumstances may change which may result in a reallocation of our intended use of proceeds.

         We may make acquisitions following completion of this offering. Following this offering, we may make acquisitions of other businesses. Although we anticipate that any business we acquire will be related directly or indirectly to our present business, it is possible that we may make acquisitions in one or more unrelated businesses. Any acquisition may be made using a portion of the net proceeds of this offering or with our securities or a combination of cash and securities. At present, we are not engaged in formal or informal discussions with respect to any acquisition. However, if we make an acquisition, we may not seek stockholder approval or provide stockholders with any information concerning the acquisition prior to the execution of an acquisition agreement.

         Future acquisitions may disrupt or otherwise have a negative impact on our business. If we make any acquisitions, we may have difficulty in integrating the business and personnel with our business, which could impair our employee and client relations and our business generally.

         Seasonal patterns may adversely affect our business. Our revenue is not presently seasonal. If a significant portion of revenue is generated from advertising and e-commerce, our business may become subject to seasonal business patterns typical of the advertising and retail sales industries. A disproportionate percentage of revenue from advertising and retail sales typically is generated in the fourth and second quarters of the year. To the extent that our business is dependent upon advertising and e-commerce revenue, our business may be subject to the same fluctuations. In addition, traffic levels on our website are typically lower during the summer and year-end vacation and holiday periods. These fluctuations could make it difficult to maintain an appropriate amount of staff which could have an adverse impact upon our business.

         We are controlled by our management. Mr. Richard F. Noll, our president and chief executive officer, and Mr. J.P. McCormick, our chairman of the board and chief financial officer, own approximately 68% of our outstanding common stock and have the power to elect all of our directors and approve any corporate action.

         Our common stock has been and is likely to be highly volatile. Our common stock is quoted on the OTC Electronic Bulletin Board. However, until January 1999, there was no significant trading activity in our stock, and a regular and established market may never be developed or maintained. There can also be no assurance as to the depth or liquidity of any market for the units or common stock or the prices at which holders may be able to sell units or common stock. The market price of our common stock has been, and is likely to continue to be, highly volatile as the stock market in general, and the market for Internet-related and technology companies in particular, has been highly volatile. Investors may not be able to resell their shares of our common stock following periods of volatility because of the market's adverse reaction to volatility. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. Litigation could result in substantial costs and a diversion of management's attention and resources. We cannot assure you that our stock will trade at the same levels as other Internet stocks or that Internet stocks in general will sustain their current market prices. Factors that could cause volatility may include actual or anticipated fluctuations in our quarterly operating results, announcements of technological innovations, changes in financial estimates by securities analysts, conditions or trends in the Internet industry and changes in the market valuations of other Internet companies.

         The offering price of our units and the terms of the warrants were arbitrarily determined. The initial public offering price of the units was determined by negotiations between us and the underwriter and does not necessarily relate to our book value, net worth, financial condition or other established criteria of value. There is presently no market for our units. We have applied for the listing of our common stock and units on the Nasdaq SmallCap Market. However, this listing does not mean that an active market in our securities will develop or be maintained. If you purchase units in this offering, you may have difficulties in selling the units if you desire to do so.

         The underwriter may be a dominating influence on the market for our units. A significant number of the units may be sold to customers of the underwriter. These customers may subsequently sell their units to and purchase units from the underwriter. Although it has no obligation to do so, the underwriter may become a market maker and otherwise effect transactions in the units or our common stock, and, if it participates in making a market, it may be a dominating influence in the trading of our securities. The prices and the liquidity of the units and common stock may be significantly affected by the degree, if any, of the participation of the underwriter in these markets, should a market develop.

         Our stock price may be affected by shares of common stock becoming available for public sale. We estimate that the public float for our common stock consists of approximately 2,500,000 shares of common stock. This number includes shares which were issued in private placements and may be sold without limitation on volume under Rule 144. The shares of common stock issued as part of the units may not be sold or otherwise transferred except as part of a unit for one year from the date of this prospectus, or earlier in the discretion of the underwriter. Most of the remaining shares of common stock will become eligible for sale under Rule 144 in January 2000. Our officers, directors and 5% stockholders have agreed not to sell their shares publicly without the consent of the underwriter until this time. Following January 2000, there will be a substantial number of shares that will be available for sale publicly which could adversely affect the market price of our common stock and could impair our ability to raise capital though the sale of additional equity securities.

         The board of directors could issue preferred stock that affects the rights of the holders of common stock. Our certificate of incorporation gives the board of directors the right to determine the designations, rights, preferences and privileges of the holders of one or more series of preferred stock. Accordingly, the board of directors is empowered, without stockholder approval, to issue preferred stock with voting, dividend, conversion, liquidation or other rights which could adversely affect the voting power and equity interest of the holders of common stock. The preferred stock could be used to discourage, delay or prevent a change of control. The possible impact on takeover attempts could adversely affect the price of the units, common stock and warrants. Although we have no present intention to issue any shares of preferred stock or to create any additional series of preferred stock, we may issue shares of preferred stock in the future. In addition, the issuance of preferred stock with multiple voting rights may violate the rules of Nasdaq and, if our common stock is listed on the Nasdaq SmallCap Market, we may lose our listing. We cannot issue shares of preferred stock for two years from the date of this prospectus without the consent of the underwriter.

         Our certificate of incorporation and bylaws limit the liability of management. Our certificate of incorporation limits the liability of our officers and directors and our bylaws provide for indemnification by us of our officers and directors to the full extent permitted by Delaware corporate law. Our certificate of incorporation provides that our directors shall have no personal liability to us or our stockholders for monetary damages for breaches of their fiduciary duties as directors, except for breaches of their duties of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, acts involving unlawful payment of dividends or unlawful stock purchases or redemptions, or any transaction from which a director derives an improper personal benefit. These provisions substantially limit the stockholders' ability to hold directors liable for breaches of fiduciary duty. These provisions to not affect liability under securities laws.

         Dilution. If you purchase units you will immediately incur a dilution of $7.19 per share, or 90%, from the initial public offering price of the units, without allocating any value to the warrants. See "Dilution".

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements that address, among other things, our expectations with the development of our business and the market for three-dimensional technology for the Internet. In addition to these statements, trend analysis and other information including words such as "seek," "anticipate," "believe," "plan," "estimate," "expect," "intend" and other similar expressions are forward looking statements. These statements maybe found in the sections of this prospectus entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Some or all of the results anticipated by the forward-looking statements will not occur as a result of various factors including, but not limited to, all of the risks discussed in "Risk Factors" and elsewhere in this prospectus.

                                    DILUTION

         The net tangible book value of our common stock at March 31, 1999 was approximately ($.013) per share, after giving pro forma effect to the sale by us in June 1999 of an aggregate of 158,400 shares of our common stock in a private placement. All share and per share information included in this prospectus has been restated to reflect a one-for-two reverse split effective in January 1999. Net tangible book value represents the amount of our tangible assets reduced by the amount of our liabilities. Without taking into effect any change in our net tangible book value after March 31, 1999 other than as a result of the sale of the 1,200,000 shares of common stock included in the units, after deducting fees and other estimated expenses of the offering and ascribing no value to the warrants, our net tangible book value as of March 31, 1999, would have been approximately $ 0.81 per share. This amount represents an immediate increase in net tangible book value per share of approximately $0.82 to the present stockholders and an immediate dilution per share of approximately $7.19 to the purchasers of the Units. The dilution represents the difference between the offering price per unit and the net tangible book value per share after the offering.

         The following table illustrates the dilution of one share of common stock as of March 31, 1999:

Offering price per share of common stock                                  $8.00

Net tangible book value per share at March 31, 1999 (pro forma)          [$.013]

Increase per share attributable to sale of the Units offered hereby       $0.82

Pro forma net tangible book value per share after Offering                $0.81

Dilution to public investors                                             [$7.19]

         If the underwriter exercises the over-allotment option in full, the pro forma net tangible book value would be $0.64 per share of common stock, resulting in an increase in the net tangible book value per share of $0.65 and dilution to the public investors of $7.36 per share.


                       MARKET FOR COMMON STOCK; DIVIDENDS

         Our common stock has been traded on the Over-the-Counter Bulletin Board under the symbol AWLD since January 22, 1999. From January 13, 1996 until January 21, 1999, our common stock was traded on the Over-the-Counter Bulletin Board under the symbol VANG. During that period, our business was the business of Vanguard Enterprises.

         The high and low closing prices for our common stock since January 1, 1997 are as set forth below.

Period                                                         High                   Low
------                                                         ----                  ----
1999:
   First Quarter (January 15 through January 21)             $4.00                  $0.50
   First Quarter (from January 22)                           $9.25                  $4.00
   Second Quarter                                            $8.375                 $4.625
   Third Quarter (through August 9)                          $5.125                 $3.4375

         The National Quotation Bureau, Inc. advised us that there was no trading in the stock during the period from January 1, 1997 until January 14, 1999.

         The closing price for the common stock on August 9, 1999 was $ 4 5/8 per share. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions and have been restated to reflect the one-for-two reverse split effective January 1999.

         As of July 31, 1999, we believe that there were approximately beneficial holders of our common stock.

         We have paid no dividends on our common stock since inception, and we do not expect to pay any dividends for the foreseeable future.

                                 USE OF PROCEEDS

         We estimate that the net proceeds from the sale of the 1,200,000 units in this offering will be approximately $8.2 million, based on an estimated initial public offering price per unit of $8.00 per unit. Net proceeds are determined after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

         We intend to use the net proceeds for working capital and other corporate purposes. These uses include the development and implementation of a marketing program and an expanded research and development program to enhance our three-dimensional environment. In connection with the enhancement of our website, we may purchase content for the website from third parties, and we may purchase or lease capital equipment. However, we do not anticipate that the cost of the capital equipment, whether purchased or leased, will represent a significant portion of the proceeds of this offering.

         We may use a portion of the net proceeds to acquire other businesses. Although we are not contemplating any specific acquisitions at this time, we expect that acquisition candidates may include other companies that would help us expand our business in the area of the three-dimensional Internet environments. As of the date of this prospectus, we cannot specify with certainty how we will use the remaining net proceeds.

        To the extent that the underwriter exercises its over-allotment option, the net proceeds from the sale of these additional shares will be used for working capital and for acquisitions.

         The above allocations represent our best estimate based upon our current plans. Our management will have broad discretion in allocating the proceeds to be applied for working capital and general corporate purposes. The amounts actually expended by us on any particular use of proceeds may vary significantly depending on a number of factors, including future revenue growth, the cash generated or used by our operations and the progress of our marketing efforts. We reserve the right to reallocate the net proceeds of this offering among the various categories set forth above as we, in our sole discretion, deem necessary or advisable.

         We believe the net proceeds of this offering will be sufficient to fund our plan of operations for at least the next twelve months, although it is possible that we may require additional funds during the next twelve months.

         Pending application of the net proceeds as described above, we intend to invest the net proceeds in short-term, interest-bearing investment grade securities, money market accounts, certificates of deposit, or direct or guaranteed obligations of the United States government.

                                 CAPITALIZATION

         The following table sets forth our capitalization as of March 31, 1999, and as adjusted to reflect our receipt of the net proceeds from the June 1999 private placement and the proceeds from the sale of the 1,200,000 units offered hereby.

                                                                                              March 31, 1999
                                                                                          Actual        As Adjusted
                                                                                         --------        -----------
Stockholders' equity
Preferred stock, par value $.001 per share, 500,000 shares authorized, none issued or outstanding
Common stock, par value $.001 per share, 50,000,000 shares authorized,                     10,850            12,390
10,849,816 shares issued and outstanding at March 31, 1999, 12,390,096 shares issued and outstanding, as adjusted
Additional paid-in capital                                                              1,486,373         6,784,835
Note receivable for shares issued                                                          (6,500)           (6,500)
Accumulated deficit                                                                      (758,976)         (758,976)
Total stockholders' equity                                                                731,747         6,019,359

         The number of shares of common stock outstanding at March 31, 1999 and as adjusted does not include 3,526,090 shares of common stock which we may issue as follows: 1,000,000 shares issuable upon exercise of stock options which are either outstanding or which we may grant pursuant to our 1999 stock option plan, 726,090 shares of common stock issuable upon exercise of outstanding warrants, 1,200,000 shares issuable upon exercise of the warrants included in the units offered by this prospectus, 360,000 shares issuable pursuant to the units issuable upon exercise of the underwriter's over-allotment option and the underlying warrants and 240,000 shares issuable upon exercise of the underwriter's unit purchase option and the underlying warrants.

         For information relating to our long-term lease obligations, see "Business -- Property" and Notes 3 and 11 of Notes to Consolidated Financial Statements.

                             SELECTED FINANCIAL DATA

         Set forth below is selected financial data with respect to the three months ended March 31, 1999 and 1998, the year ended December 31, 1998 and the period from January 17, 1997 (inception) to December 31, 1997. The selected financial data has been derived from the financial statements, which appear elsewhere in this prospectus. The unaudited financial data for the interim periods reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the data for these periods. The results of operations for the interim periods are not necessarily indicative of operating results for the entire year. This data should be read in conjunction with our financial statements, including the related notes, which are included elsewhere in this prospectus.

Statement of Operations Data:

                                          Three Months Ended March 31,
                                          ----------------------------                           January 17, 1997
                                                                               Year Ended         (inception) to
                                             1999              1998         December 31, 1998    December 31, 1997
                                             ----              ----         -----------------   -------------------
Revenue                                      $95,946           $75,975           $576,163                $419,130
(Loss) from operations                      (308,525)          (40,669)           (69,533)               (324,943)
(Loss) before extraordinary item            (136,615)          (40,363)           (88,142)               (613,280)
Extraordinary gain                                 -                               79,061                       -
                                                                     -
Net income (loss)                           (136,615)          (40,363)            (9,081)               (613,280)
Net income (loss) per share:
   Basic                                       (.013)            (.005)             (.011)                  (.076)
   Diluted                                     (.013)            (.005)             (.011)                  (.076)
Common stock outstanding:
   Basic                                  10,467,261         8,084,816          8,084,816               8,084,816
   Diluted                                10,467,261         8,084,816          8,084,816               8,084,816

   Balance Sheet Data:

                                       March 31, 1999   December 31, 1998   December 31, 1997
                                       --------------   -----------------   -----------------
Current assets                               624,917           148,847             46,908
Working capital                              351,919          (410,934)          (634,487)
Short-term debt                                    -            54,753             74,853
Accumulated deficit                         (758,976)         (622,361)          (613,280)
Stockholders' equity (deficiency)            731,747          (231,638)          (395,865)


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Three months ended March 31, 1999 and 1998

        Revenue for the three months ended March 31, 1999 increased 26.2% from the same period in 1998, from $76,000 in the 1998 period to $96,000 in the 1999 period. This increase principally reflected an increase in revenue from registration fees from our citizens. These annual fees are recognized ratably over a one-year period. There was no significant revenue from licenses of our uniserver or galaxerver software during the first quarter of either 1999 or 1998. Our largest source of revenue is the annual $19.95 registration fee, which is paid by citizens.

         Our selling, general and administrative expenses in the March 1999 quarter increased approximately 385% from $73,000 in the March 1998 quarter to $354,000 in the March 1999 quarter. This increase in selling, general and administrative expenses results principally from approximately $80,000 of legal and accounting expenses and the payment of the due diligence expenses we incurred in connection with the Circle of Fire Acquisition and the related private placement, as well as additional expenses resulting from our status as a public company. The increase in selling, general and administrative expenses also reflected an increase in executive compensation and increased payroll expenses generally as we increased our staff. Prior to 1999, we did not pay any compensation to Mr. J.P. McCormick, our chairman, and Mr. Richard F. Noll, our president. However, we accrued compensation to each of them at the annual rate of $50,000 in 1998. Since we had no obligation to pay this compensation, the amount of the compensation is treated as an increase to additional paid-in capital. Since January 1, 1999, we paid each of Messrs. McCormick and Noll a salary at the annual rate of $140,000.

         Research and development expenses in the March 1999 quarter increased 18.3% from $43,000 in the March 1998 quarter to $51,000 in the March 1999 quarter. This increase reflected an expansion of our research and development activities to enhance our technology and the development effort relating to our new browser, which was introduced in the spring of 1999.

        Interest income of $4,000 in the March 1999 quarter resulted from the investment of proceeds of our January 1999 private placement. We have a net operating loss carryforward in the amount of $107,977 which may be used to reduce the amount of income taxes which may be payable in the future should we recognize a profit.

        As a result of the foregoing, we sustained a net loss of $137,000, or $.013 per share (basic and diluted) for the quarter ended March 31, 1999, as compared with a net loss of $40,000, or $.005 per share (basic and diluted) for the quarter ended March 31, 1998.

Year Ended December 31, 1998 compared with the period January 17, 1997 to December 31, 1997

        Revenue for the year ended December 31, 1998 increased 37.5% from $419,000 in 1997 to $576,000 in 1998. We refer to the period from January 17, 1997 (the date of our inception) to December 31, 1997 as 1997. This increase in revenue reflected increased license revenue from our software and increased revenue from registration fees from our citizens. Revenue for 1997 included $250,000 generated from an agreement with Philips Multimedia, pursuant to which Philips Multimedia bought a one-year license to use our source code and our uniserver software and a noncommercial research license to use our software.

        Selling, general and administrative expenses increased 65.5%, from $293,000 to $486,000. Since we were organized in 1997, we had a smaller staff during most of 1997.

        Research and development expenses declined $291,000, or 64.5%, from $451,000 in 1997 to $160,000 in 1998. In 1997, we paid $300,000 to obtain the rights to the Active Worlds technology, to the extent it had been developed at that time. This payment was treated as research and development in 1997. Our research and development expenses, other than this payment, were relatively constant in both years and related principally to the development of our Active Worlds technology to its present stage.

         During 1997, we incurred a $500,000 expense as the result of the settlement of an action commenced against us by two former employee-stockholders. As a result of the settlement of subsequent litigation relating to our obligations under the earlier settlement agreement, the two former employee-stockholders accepted a reduction in the amount due to them. The reduction in the payments due by us is reflected as an extraordinary gain in 1998 from the extinguishment of debt relating the prior litigation settlement.

         As a result of the foregoing, we generated loss before extraordinary item of $88,142, or $.011 per share (basic and diluted) for 1998, as compared with a loss of $613,000 or $.076 per share (basic and diluted) for 1997. As a result of the $79,000 extraordinary gain resulting from the extinguishment of debt related to the litigation settlement, our net loss for 1998 was $9,000, or $.001 per share (basic and diluted).

Financial Condition

        At March 31, 1999, we had working capital of $352,000, which included cash of $588,000. The working capital reflected the remaining cash from the January 1999 private placement, from which we received net proceeds of $940,000. As a result of the June 1999 private placement, from which we received net proceeds of $780,000, at July 31, 1999, we had cash of approximately $1,100,000.

        We used the net proceeds from both private placements for working capital, including a payment of $275,000 to settle litigation.

        Our principal cash requirements are for working capital, principally to develop and implement an expanded marketing plan and research and development.

        We believe that the net proceeds from the sale of the units will be sufficient to meet our cash requirements for the twelve months following this offering, although it is possible that we may need additional funds during that twelve month period.

Year 2000 Compliance

        The year 2000 problem is the inability of some software, hardware and systems to determine the correct century commencing on January 1, 2000. For example, software with date-sensitive functions that are not Year 2000 compliant may not be able to determine whether "00" means 1900 or 2000, which may result in computer failures or the failure of the computer to produce accurate information. Our business, operating results and financial position could be materially and adversely affected if our computer systems and third party suppliers are not Year 2000 compliant.

         We have conducted an internal assessment of all material information technology and non-information technology systems at our headquarters for Year 2000 compliance and believe that all of our systems are Year 2000 compliant. The only outside vendor upon which we rely, other than utility companies and similar business, is the company which provides us with access to the Internet and houses our website. This company has informed us that its system is Year 2000 compliant.

         Through June 30, 1999, we have not incurred any material costs in identifying or evaluating Year 2000 compliance issues. Most of our expenses have related to, and are expected to continue to relate to, the upgrades or replacements, when necessary, of software or hardware, as well as costs associated with time spent by our employees in the evaluation process and Year 2000 compliance matters generally. These expenses are included in our capital expenditures budget and are not expected to be material to our financial position or results of operations. However, our business could be hurt and if these expenses are higher than we presently anticipate.

         We cannot assure you that we will not discover Year 2000 compliance problems in our systems that will require substantial revisions or replacements. In the event that the operational facilities that support our business, or our web-hosting facilities, are not Year 2000 compliant, we may be unable to provide our users and licensees with access to our website. Our inability to fix or replace third-party software, hardware or services on a timely basis could result in lost revenues, increased operating costs and other business interruptions, any of which could have a material and adverse effect on our business, results of operations and financial condition. Moreover, the failure to adequately address Year 2000 compliance issues in our software, hardware or systems could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time-consuming to defend. In addition, there can be no assurance that governmental agencies, utility companies, Internet access companies and others outside our control will be Year 2000-compliant. The failure by these entities to be Year 2000-compliant could result in a systemic failure beyond our control, including, for example, a prolonged Internet, telecommunications or electrical failure, which could also prevent us from delivering our services to our users, decrease the use of the Internet or prevent users from accessing our services, any of which would have a material and adverse effect on our business, results of operations and financial condition.

Recent Accounting Pronouncements

        In June 1997, the Financial Accounting Standards Board (FASB) issued Reporting Comprehensive Income (SFAS No. 130), which establishes standards for reporting and display of comprehensive income and its components in the financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. SFAS No. 130 offers alternatives for presentation of disclosures required by the standard. The adoption of SFAS No. 130 had no impact on our results of operations, financial position or cash flows, as the amount of comprehensive loss is the same as the net loss for all periods presented.

        In June 1997, the FASB issued Disclosures about Segments of an Enterprise and Related Information (SFAS No. 131), which establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 131 had no impact on our results of operations, financial position or cash flows.

        In February 1998, the FASB issued Employers' Disclosures about Pension and Other Post Retirement Benefits (SFAS No. 132), which revises employers' disclosures about pension and other post-retirement benefit plans. SFAS No. 132 does not change the measurement or recognition of those plans. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 132 will not have an impact on our results of operations, financial position or cash flows since we do not have any pension or post retirement benefit plans.

        In June 1998, the FASB issued Accounting for Derivatives and Hedging Activities (SFAS 133) which establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. As we do not currently engage or plan to engage in derivative or hedging activities, there will be no impact to our results of operations, financial position or cash flows upon the adoption of this standard.

                                    BUSINESS

Our Business

We develop and license software products for use on the Internet which:

o enable us to create three-dimensional virtual environments, which we call worlds, to which any visitor to our website can obtain access;

o permit licensees to create their own worlds, on which they can control the content and access; and

o allow visitors to our website to enter, move about in and interact with others in a computer-generated, three-dimensional virtual environment.

         We also offer our licensees technical services to assist them in the development of their world or to develop their world for them.

         Unlike a two-dimensional environment which permits movement on a computer screen only along horizontal and vertical axes (up, down, left and right), a three-dimensional virtual environment also enables users to move forward and backward.

         We generally grant our licensees a non-exclusive right to use our uniserver or galaxerver software, which comes with the right to receive any upgrades for a one-year period. Our galaxerver is similar to our uniserver but, unlike the uniserver, which can support a large number of worlds, the galaxerver only supports one world. Our licensees can use our software to develop their own worlds or they can engage us to develop their worlds for them or assist them in the development of their world. Our browser enables our licensees to create unique three-dimensional objects for use in their worlds and to impose limitations on both the nature of the structures which may be created and the users who may either visit the world or create structures on the world.

         Those licensees whose worlds are supported by our uniserver can place restrictions on those persons who may have access to their worlds or they may permit any users to visit their world. For example, a university licensee could restrict access to its world to its students. Our licensees may name their worlds and control the content of their worlds. We do not constantly monitor the content of worlds created by our licensees, but we do have access to all worlds which reside on our uniserver and monitor the worlds from time to time. As of July 31, 1999, there were approximately 1,000 worlds supported by our uniserver, of which 10 worlds are our worlds and the remaining worlds have been created by our users or licensees. Approximately 600 of these worlds are running at any one time.

The Market for Three-Dimensional Technology

         The substantial growth of the Internet is well known. The growth of the Internet has been accompanied by a range of applications designed to facilitate both business and personal communications. We believe the three-dimensional multi-user Internet market is a rapidly growing market and a natural evolution of the development of Internet communities. At present, a typical website uses two-dimensional web pages and book-style interfaces, which require the visitor to click to turn pages of a virtual book. We believe that the next stages of development will include three-dimensional interactive environments, which permit visitors to move about in the environment and interact with other users.

         We believe that three-dimensional technology has a wide variety of applications, including the following:

o The entertainment industry, which can use three-dimensional technology to offer virtual settings that allow the user to interact with both the environment and other visitors. We have recently created virtual worlds for Godzilla and The 13th Floor. For The 13th Floor, we created a virtual world that was used to launch a virtual premiere of the movie which was attended by the virtual renditions of stars of the movie and other well-known actors.

o The education industry, which can use three-dimensional technology as part of course material. The University of Colorado used our technology to develop a world which shows a three-dimensional representation of the inside of a computer. This world is used as part of the university's course material. We are dedicating a uniserver to worlds which are to be developed for schools and universities.

o Distance learning, which can use the technology for training purposes. We created for Earthweb a world to provide on-line training, including information technology training.

o E commerce, which can use our technology to develop and implement an electronic storefront in which visitors can interact and move about in a manner similar to a retail store.

o Three-dimensional communities, such as our Alpha World, the most popular world served by our uniserver. We have developed these communities, in which citizens and tourists can build structures, move about and communicate with each other. The presence of any visitor is shown by his or her physical representation known as an avatar. For more information concerning our worlds, see "Business -- The Activeworlds Worlds."

o Chat rooms, in which thousands of users can interact and chat with each in the same shared virtual space. The chat rooms can be part of a three-dimensional community or can be in separate worlds dedicated solely to chat. In addition to the text messages common to two-dimensional chat room, the three-dimensional capability permits visitors to see, move around, and interact with another visitor through their avatars. The three-dimensional capabilities include the ability of a citizen to develop an avatar with his or her picture.

The Activeworlds Worlds

         A world is a defined segment of our virtual environment. On our uniserver, we maintain our own worlds as well as worlds that are developed by our licensees or by us pursuant to agreements with our licensees. The licensee may restrict access to its world. Visitors can obtain access to our worlds by visiting our website, www.activeworlds.com, downloading our browser at no charge, and using the browser to visit one or more worlds that are maintained on our uniserver. Our licensees may develop their worlds which are independent of our uniserver.

         Once in one of our worlds, users can create virtual three-dimensional structures, such as buildings, using our library of more than 3,000 computer objects and textures. The design and texture of each world reflects the theme of that world. The theme of a world is reflected in the particular type of building objects that visitors can use to create structures. Thus, for example, Mars world and Atlantis have themes and building materials that are consistent with our vision of a world on Mars and an undersea world. Similarly, the user's avatar, which is user's physical representation in the world, may vary from world to world.

         Any person who downloads our browser can visit our worlds and the worlds of our licensees that permit access. A visitor may be a citizen, who pays an annual fee, which is presently $19.95, or a tourist, who does not make any payment. Any user can create a three-dimensional structure in our worlds, the structures created by citizens are permanent. While we have the ability and right to take down a structure created by a citizen who lets his or her citizenship lapse, it has not been our practice to do so. If a tourist constructs a structure in one of our worlds, a citizen can claim the space on which the tourist's structure is situated and construct his or her own structures. Our uniserver identifies those structures that are constructed by citizens and those that are constructed by tourists. All users can add picture, sound, music and information to their virtual structures through direct links to anywhere on the Internet.

         We operate one uniserver, which currently has a base of over 800,000 users. This Uniserver receives more than 1,000,000 hits per day, with each hit representing an incidence of access to one of our 10 company created worlds such as downloading of building objects. Our primary method of delivering our browser
2.2 is through the Internet. We are currently experiencing more than 1,000 new downloads of our browser through the Internet each day.

         When a user visits any of our worlds, his or her presence is immediately indicated by a graphic representation, which we call an avatar, and the user is greeted by his or her screen name. Citizens can create avatars from a range of formats, while the avatar of a tourist is limited to two forms which identify the visitor as a tourist. The avatar's position is shown on the world which the user is visiting. Other users in the same section of the world can see and converse with any user who is in the area at the same time. At present, communication is made through text messages which appear on each visitor's screen. Our server identifies, by screen name, each person within the area of vision. The avatars can be viewed from different angles and positions, including a view from above or from the eyes of user's avatar.

         Our worlds are under constant development by both citizens and tourists. By creating an object on an empty piece of land, a visitor can stake a claim to cyberspace. Our library of thousands of building objects contains the necessary materials for constructing a home, store, convention center, car, maze or any other kind of building or structure. Citizens, but not tourists, can customize their buildings with signs of all shapes and sizes. Visitors have placed more than 30 million virtual objects and structures in AlphaWorld, our most popular world, and they have created virtual towns and cities, complete with traffic signs, community artwork and parkland, in which visitors (through their avatars) can stroll, explore and interact with other users. In one of these structures, users have created a portrait gallery in which citizens have placed pictures of themselves and others.

         Citizens also have the ability to construct a transport, which, when touched, moves a visitor to another destination in the same world, a different world or another location on the Internet. We call the ability to transport users in this manner teleporting.

         Our worlds can have a commercial and non-commercial theme. Our most popular world is AlphaWorld, a community which consists of virtual real estate on which visitors can create virtual structures from our library of more than 3,000 computer objects and textures. As of June 30, 1999, users had placed more than 30 million building blocks on AlphaWorld. Other worlds are based on specific themes or commercial applications, which are selected either by us or by our licensees. These other worlds include:

o Atlantis, which has an underwater theme and permits the construction of structures appropriate to this environment.

o    @mart, which is a virtual shopping mall.

o Movie and entertainment worlds, such as The 13th Floor and Godzilla, which we created for Centropolis Studios, a division of Columbia pictures. These worlds reproduce selected aspects of the movies.

o Educational worlds, such as the University of Colorado's virtual computer, which is a three-dimensional representation of the inside of a computer and is used as part of the course material for the university's business school.

o Business worlds, such as Earthweb's e-learning expo world. We created this world for Earthweb to provide interactive on-line training in various subjects, including information technology (IT) training.

o Game worlds, such as awbingo, which we developed to use artificial intelligence capabilities for games such as bingo.

Our Objective

         Our objective is to be the industry leader in three dimensional Internet technology platforms by:

o    Enhancing and further developing the Active Worlds software and technology.

o    Providing services to three-dimensional Internet virtual environments.

o Providing businesses with the ability to develop one or more unique worlds either for their internal use or for visits by the general public.

o Affording advertisers with the ability to offer three-dimensional Internet interactive advertising.

o Developing three-dimensional e-commerce solutions for businesses seeking to sell goods and services throughout the Internet.

o Offering users a community in which they can create virtual structures, move about and communicate with other users.

Our Strategy

         We intend to seek to meet our objective by:

         Marketing our technology to businesses

         As three-dimensional Internet technology becomes more accepted, we intend to market licenses to our uniserver and galaxerver software and our technical services to businesses. In order to achieve this goal, we intend to expand substantially our marketing effort directed at these businesses. As part of this marketing effort, we will seek to develop strategic relationships with businesses to develop commercial applications aimed at specific market segments. These relationships could take a number of forms and may involve the grant of an exclusive license for a specific market or application. These relationships may also involve a revenue-sharing arrangement and may provide us with additional development revenue.

         As part of this strategy, we are expanding our educational programs to include a new uniserver dedicated to education. We are designing this universe, which we call Eduverse, to enable schools, universities and non-profit educational groups to explore the potential of learning through three-dimensional worlds based on our technology.

         Expanding our user base

         We intend to develop a marketing program aimed at potential visitors to our website by seeking to create awareness of the Activeworlds.com name and website by promoting the website through traditional advertising media. In this connection, we intend to create additional worlds and provide more content on the website. We believe that in order to generate revenue from advertising and e-commerce on our website, we must increase the number of members who visit the website and remain on the website for an extended period. We believe that more than 800,000 users have accessed our website and that in a typical day there are more than 1,000,000 hits to the website. We consider a user to have accessed our website if the user has downloaded our browser and used the browser to visit the website. We do not believe that this number is sufficiently large to attract advertisers and e-commerce vendors to our website. Accordingly, we believe that increasing our user base is critical to our ability to generate revenue from advertising and e-commerce.

         Marketing our website as a site for advertising and e-commerce

         We intend to make our worlds attractive locations for both advertising and e-commerce. We have developed a virtual mall, @mart, at which more than 100 companies have virtual stores. We intend to expand our effort to attract e-commerce and advertising to our three-dimensional environment by seeking to increase the number of virtual malls located at @mart and well as market separate worlds dedicated to products and services offered by one company.

         We believe that we can make our worlds more attractive to advertising and e-commerce by:

o    Increasing our user base to show sufficient interest in our worlds.
o Demonstrating the benefits which three-dimensional can offer both advertisers and e-commerce vendors, both in terms of visual effects and technological advantages.
o Implementing an extensive advertising campaign, using print, radio and television and the Internet.
o Implementing an extensive public relations effort involving speaking tours with various news agencies.

Our Technology

         The key element to our three-dimensional environment is our proprietary uniserver software which permits:

o    the creation of three-dimensional worlds;

o the communication of physical characteristics of three-dimensional objects in each world, so that a visitor to any world served by the uniserver can see the structures in the world, move about in the world and create new structures;
o    the users to locate structures and other users throughout the world,
o    the transmission of messages among users to the world, and
o the transfer of information and files between any place on the Internet and a specific location on a world.

         The uniserver can operate on Unix, Linux or Windows 95, 98 or NT platforms. Our galaxerver is similar to the uniserver except that unlike the uniserver, which supports a large number of worlds, the galaxerver only supports one world.

         We developed our proprietary three-dimensional browser, Active Worlds Browser 2.2, which can be downloaded without charge. Users cannot access our three-dimensional environment without the browser. The browser is a Windows 98/NT-based software product which allows users to:

o experience shared multi-user, multimedia and three-dimensional environments in any of the worlds which are publicly accessible in our universe.

o    develop and build virtual structures in our worlds.

o access and display picture, sound or music files from anywhere on the Internet.

o converse with other users by text-based chat, which can be directed to everyone who is currently visiting the world or through private conversations through messaging to a specific user.

o interface and integrate with two-dimensional Internet browsers, by permitting the three-dimensional window for Active Worlds to run side by side with a two-dimensional web page, which enables users to use all Internet-based technologies, including ActiveX and Java.

o    move between worlds in our universe and websites outside our universe.

o    automatically update our software.

o visit @mart, our three-dimensional virtual mall, which is designed to resemble a modern shopping mall where a variety of vendors offer both traditional and Internet products and services.

o    register for citizen status.

         Our platform offers true color graphics, with 16 million colors, frame rates which could be in the range of 10 to 20 frames a second and 16 bit sounds. Using the browser, a visitor can see and interact with other visitors and the virtual environment. Our platform can accommodate thousands of simultaneous users.

         Using our software, servers and authoring tools, users can communicate, play games, conduct business and otherwise interact "face-to-face" in our shared three-dimensional worlds on the Internet.

Marketing and Sales

         Since Active Worlds is an Internet-based platform, the potential market for our products is global. Our present marketing effort is directed at:

o Businesses and educational institutions, to which we are seeking to license our technology and assist them to develop three-dimensional applications to meet their specific needs.

o Users, who we are trying to attract to our website by providing interesting content and access to our technology.

o Advertisers, to whom we are trying to demonstrate a user base which meets their demographic requirements.

         In seeking to address the needs of businesses and educational institutions, we license our uniserver and galaxerver technology to others to allow our licensees to establish their own three-dimensional universe, which can be either on our uniserver or independent of our uniserver.

         We have recently commenced a marketing program aimed at educational and non-profit institutions through Eduverse. We intend to operate a separate universe using a uniserver which is dedicated to this purpose. Our program is designed to enable schools, universities and non-profit educational groups to explore the potential of learning through a three-dimensional world based on our technology.

         We have licensed uniservers to The Boeing Company, Carlsberg, A.S., Centropolis Studios, Philips Multimedia, NASA and an agency of the United States Government, among others. Some of our world server licensees include Scandinavia Online, A.S., the Canadian Ministry of Education, the University of Colorado, the University of London, Telecom PTT Switzerland and the Amsterdam Stock Exchange.

         We presently rely on third party marketing and advertising agencies to market our website and our other services. In addition, we distribute a monthly newsletter, which we deliver by e-mail. This newsletter describes developments in our program.

         We use third parties to market our software and related products in the United Kingdom, Scandinavia, Spain, Germany, France, Korea, Brazil and Russia. Our international distributors have developed foreign language versions of our browser and have performed limited marketing. At the present, the revenue from software sold through these distributors has not been significant.

         We have marketing arrangements with two companies, neither of which has generated significant revenue to date. In March 1997, we entered into an agreement with Scandinavia Online SA, the largest Internet service provider in Scandinavia, pursuant to which we gave Scandinavia Online a five-year exclusive distribution right to our browser in Scandinavia. Scandinavia Online has recently assigned distribution rights to Kilos AS, a Scandinavian-based company. Scandinavia Online is a holder of shares of our common stock.

         In April 1998, we entered into an agreement with The Tech Museum in San Jose, California, to sell them our products and services which resulted in the development of the first stage of its Internet Cafe project focusing on the Active Worlds platform. The Museum dedicated a whole section comprised of twelve computers to showcase Active Worlds as a computer technology advance.

         To date, substantially all of our revenue has been generated from registration fees paid by our citizens, the sale of our servers, licensing of our software, and, to a lesser extent, contract software development.

E-commerce Applications

         Our universe includes our virtual shopping mall, called @mart. As of May 31, 1999, there were approximately 100 vendors offering products and services, which included books, compact disks, clothes, tickets and computer products. Approximately half of these vendors operate through affiliated merchant programs and we receive a small percentage of any revenue derived from sales made through our @mart link. The other vendors have no obligation to make any payment to us, and they do not pay a fee to us at this time, athough we may charge a fee to all vendors if we believe it would be justified by the level of business at @mart. To date, our revenue from goods and services sold through @mart has not been significant.

Competition

         All aspects of the Internet market are new, rapidly evolving and intensely competitive, and we expect competition to intensify in the future. Barriers to entry are low, and current and new competitors can easily launch new websites at a relatively low cost using commercially-available software. Our present competitors include nationally-known companies, including Microsoft, that have expertise in computer and Internet technology, and a number of other small companies, including those that serve specialty markets. Other major companies have the financial and technical ability to compete aggressively in the market for three-dimensional software products on the Internet. Many, if not all, of these companies have longer operating histories, larger customer bases, greater brand recognition in other business and Internet markets and significantly greater financial, marketing, technical and other resources than we have. Competitive pressures created by any one of these companies, or by our competitors collectively, could have a material adverse effect on our business, results of operations and financial condition, and we can give no assurance that we will be able to compete successfully against current and future competitors.

         In addition, other major software developers have the capability both to develop three-dimensional software products, to market their products through strong distribution channels and to package their software with other popular products. To the extent that a significant market develops for three-dimensional software, we anticipate that major software, computer and Internet companies will develop competitive products. All of these companies are better known than we are, and they have significantly greater resources. In addition, competitive products may be under development by major software, computer and Internet company of which we are unaware.

         We believe that the market for three-dimensional interactive Internet technologies is growing due to an increasing demand for interpersonal interaction between Internet users, along with an exploding interest in Internet-based applications generally. We also believe that the three-dimensional aspects of our environment is a departure from most Internet applications, which are two-dimensional and is a more aesthetically pleasing manner of using the Internet. We believe that Active Worlds' robust architecture, ease of use, speed, reliability and scalability have attracted and will continue to attract users worldwide.

         Companies, in addition to Microsoft, which offer three-dimensional Internet technology include Blaxxun (formerly Black Sun Interactive), OZ Interactive, Electric Communities (which merged with Onlive Technologies and The Palace) and Platinum Technology.

         We believe that these companies are the main industry participants that offer any products or services similar to our products or services. The three-dimensional industry, still in emergence, is ripe for a leader like us to set the three-dimensional Internet virtual standard and capture the majority market share. As an emerging market, it is possible that business may standardize on a technology which is not compatible with our technology. If we cannot offer products that meet this standard, whether imposed by a government agency or resulting from commercial preferences, our business will suffer.

         We believe that, at present, we may have a competitive advantage over our competition in four fundamental areas:

o We use world wide web standards for the three-dimensional components that make up our technology, and our technology permits the integration of standard Internet protocols.

o We believe that our browser has smarter architecture and a more robust engine than our competitors. The software upgrades itself automatically upon entrance into the environment, making the upgrade process seamless.

o Users can integrate a two-dimensional browser within our browser to provide a simultaneous two-dimensional and three-dimensional Internet experience.

o Each environment is unique and multimedia enriched, offering the user an almost unlimited combination of audio, video and graphical content options.

Significant Customers

         During each of 1998 and 1997, only one client accounted for 5% or more of our revenue. During 1998, our largest customer was The Tech Museum in San Jose, which purchased a special browser for $48,000, or 8.3% of revenue. In 1997, our largest customer was Philips Multimedia, which generated revenue of $250,000, or 59.6% of revenue. Revenue from Philips Multimedia was generated from a one-year license to use our source code, a uniserver and a noncommercial research license. We also assisted Philips Multimedia on its development of a website that provides an aerial view of Alpha World.

Intellectual Property

         All of our software was either developed by us or acquired from a third party. We do not have any patents on any of our software. We have applied for registration of copyright for portions of our software code. As of the date of this prospectus, the copyright had not been granted. We are developing and upgrading our software on an ongoing basis. Accordingly, even if the present copyright applications are granted, we may not have registered copyrights for the most recent versions of our software. We rely upon confidentially agreements signed by our employees. We have applied to the United States Patent and Trademark Office for registration of Active Worlds and our AW design as trademarks and service marks.

         In March 1997, we purchased preliminary versions of the Active Worlds software and AlphaWorld content, as it existed at that time, including all object code, source code and documentation, from Worlds, Inc. We subsequently performed substantial modifications to the acquired software. We hold a worldwide non-exclusive license from Worlds, Inc. to use the software known as Life Forms, and any object code, source code and related documentation, to the extent that any Life Forms software is included in Active Worlds and AlphaWorld software.

Government Regulations

         We believe that no government approval is necessary for our principal products or services and that there are no government regulations which currently have a material effect on our operations. As Internet commerce evolves, we expect that federal and state agencies may adopt legislation and regulations covering issues such as user privacy, pricing, content and quality of products and services. Although many of these regulations may not apply to our business directly, we expect the future legislation and regulation could expose companies involved in e-commerce and the sale of advertising over the Internet to liability which could limit the growth of Internet commerce generally. We could face exposure to liability resulting from allegations of defamation, breach of privacy or inappropriate usage of e-mail by visitors to our website. In addition, regulations which increase the cost of Internet access may have an effect on the use of the Internet.

Research and Development

         We spent approximately $160,000 on research and development in 1998 and approximately $451,000 in 1997. The research and development expenses for 1997 included $300,000 paid for an early version of the activeworlds technology. The balance of our research and development expenditures have been used to our technology. All of our research and development has been sponsored and paid for by us.

Future Acquisition Strategies

         Following this offering, we may use a portion of the proceeds to acquire other companies. In addition, we may enter into joint ventures or other relationships, including joint marketing agreements, which we believe would further our growth. Although we anticipate that any acquisitions will be related to three-dimensional Internet technology, we may acquire companies in unrelated businesses. We may not generate net income from any future acquisition or agreement. We have not identified any particular business that we may acquire in the future, and we may not be able to make any acquisitions.

Employees

         As of July 31, 1999, we had ten full-time employees, including our two officers, and one part-time employee. None of our employees are represented by a labor union, and we believe that our employee relations are good.

Property

         We lease approximately 4,500 square feet of office space at 95 Parker Street, Newburyport, Massachusetts 01950, pursuant to a lease which expires on February 28, 2002. Our present monthly rent is $2,625, which is subject to standard escalation provisions. Our office facilities are adequate for our meet our current needs, and we believe that, if additional space is required, we will be able to obtain it on reasonable terms.

                                   MANAGEMENT

Directors and Executive Officers

         The following table names our directors and executive officers and their age.

Name                   Age     Position
----                  ----     --------
Richard F. Noll        34      President, chief executive officer and director

J.P. McCormick         39      Chairman, chief financial officer, secretary,
                               treasurer and director

         Richard F. Noll, our founder, has been president, chief executive officer and a director of us and our predecessor, Circle of Fire Studios since its organization in January 1997. From August 1995 until December 1996, Mr. Noll operated the business of Circle of Fire Studios, Inc. as a sole proprietorship. For more than five years prior to August 1995 he was an independent artist and designer. Mr. Noll attended Massachusetts College of Art and majored in the Fine Arts.

         J.P. McCormick has been chairman of the board, chief financial officer and a director of us and Circle of Fire Studios, Inc. since May 1997. He has been our treasurer since May, 1997 and our secretary since July, 1997. From 1987 until May 1997 he was the president of a company which owned and operated two staffing franchises for Norrell Corp. Mr. McCormick is a graduate of Kent State University, Ohio.

         Directors are elected for a period of one year and thereafter serve until the next annual meeting at which their successors are duly elected by the stockholders. Officers serve at the will of the Board of Directors. Except as noted herein, there are currently no arrangements or understandings regarding the length of time each director is to serve in such a capacity. There is no immediate family relationship between or among any of the Directors or executive officers.

         We have granted the underwriter the right, during the five-year period following the date of this prospectus, to designate one member to our board of directors or an advisor to the board. As of the date of this prospectus, the underwriter has not designated any person for this position.

         Our board of directors does not have any committees. We intend to create two committees -- an audit committee and a compensation committee. At least a majority of the audit committee and all members of the compensation committee are to be independent directors. The audit committee will review the scope of our audit, recommend to the board the engagement of our independent auditors, review the financial statements and review any transactions between us and any of our officers, directors or other related parties. Our compensation committee will evaluate our compensation policies, approve executive compensation and executive employment contracts and administer our stock option plan.

Executive Compensation

         The following table sets forth information regarding compensation earned during our last three completed fiscal years by our president and chief executive officer, and our chief financial officer, including the period during which these individuals acted in these capacities for Circle of Fire Studios, Inc. In 1998 and 1997, none of our officers received compensation in excess of $100,000.

                           SUMMARY COMPENSATION TABLE

Name and
Principal                                         Annual Compensation
                                            --------------------------------
Position                   Year             Salary         Bonus       Other
--------                   ----             ------         -----       -----
Richard F. Noll,           1998               --            --           --
president and              1997               --            --           --
chief executive
officer

J.P. McCormick,            1998               --            --           --
chief financial            1997               --            --           --
officer

         No stock options or other equity incentives were granted to either Richard Noll or J.P. McCormick in 1998 or 1997.

         During 1998 and 1997, neither Mr. Noll or Mr. McCormick received any compensation from us. However, for financial statement purposes, we accrued compensation at the rate of $50,000 for each of them in 1998 and $30,000 for each of them in 1997. Since we have no obligation to pay them the amount accrued, the amount of the compensation was treated as additional paid-in capital.

         In January 1999, we entered into three-year employment agreements with Messrs. Noll and McCormick, pursuant to which they received an annual salary of $57,000. Pursuant to restated employment agreements dated June 1999, their annual salaries were increased, retroactively to January 21, 1999, to $140,000. The agreements also provided for the grant to each of them of incentive stock options to purchase 14,000 shares of common stock at $.55 per share, which was 110% of the price at which common stock was sold by us in the January 1999 private placement. These options were granted in January 1999. The agreements also provide that Messrs. Noll and McCormick will be eligible to participate in a bonus pool of not more than 10% of our income before income taxes. The amount of the bonus pool and the allocation of the bonus pool among our senior executive officers will be determined by our compensation committee. The agreements also provide Messrs. Noll and McCormick with a $4,200 annual automobile allowance.

Stock Option Plan

         In January 1999, we adopted a stock option plan, pursuant to which we are authorized to grant options to purchase up to 1,000,000 shares of common stock to our key employees, officers, directors, consultants, and other agents and advisors. Awards under the Plan may be either nonqualified stock options or incentive stock options, as defined in Section 422 of the Internal Revenue Code of 1986, as amended, restricted stock awards, deferred stock awards, stock appreciation rights and other stock-based awards, as described in the plan.

         The plan is administered by a committee of our board of directors, which will determine who will receive awards, the number of awards to be granted and the specific terms of each grant, including vesting schedules, subject to the provisions of our plan. If a committee is not appointed, the board of directors performs the functions of the committee.

         We cannot grant stock options under the plan unless the exercise price it at least equal to the fair market value of our common stock on the date of grant. However, if the option holder owns more than 10% of our outstanding stock, the exercise price of any incentive stock option granted to him or her must be at least 110% of the fair market value on the date of grant.

         Through June 30, 1999 we have granted options under the plan to purchase an aggregate of 584,023 shares of common stock at exercise prices ranging from $.43 to $.55. These options include options to purchase 14,000 shares of common stock at $.55 per share, which we granted to each of Messrs. Richard F. Noll and J.P. McCormick.

                           RELATED PARTY TRANSACTIONS

         In connection with the organization of Circle of Fire Studios in January 1997, Mr. Richard F. Noll, our president and chief executive officer, transferred his interest in the Circle of Fire Studios sole proprietorship to Circle of Fire Studios in exchange for shares of its common stock, which, as a result of the Circle of Fire Acquisition became 3,849,463 shares of our common stock. In May 1997, when he joined us, Mr. McCormick purchased shares of Circle of Fire Studios common stock for which he paid $5,000. In May 1997, Associate Corporate Services, Ltd., a corporation of which Mr. McCormick was the president, purchased shares of Circle of Fire Studios for $50,000. The shares of Circle of Fire Studios common stock issued to Mr. McCormick and Associate Corporate Services became, in the aggregate, 3,849,463 shares of common stock. Messrs. Noll and McCormick have transferred a portion of their shares to family members and related parties.

         During 1997 and 1998, Mr. McCormick lent Circle of Fire approximately $200,000. This amount has been repaid in full with interest at 8% per annum.

                             1999 PRIVATE PLACEMENTS

         In January 1999, we sold 2,000,000 shares of common stock for $.50 per share to unaffiliated investors, from which we received net proceeds of $940,000. The proceeds from this sale were used for working capital and other corporate purposes, including payments due in connection with the settlement of litigation.

         In June 1999, we sold nine private placement units at $100,000 per unit to two accredited investors. Each private placement unit consisted of 17,600 shares of our common stock and a Series A redeemable common stock purchase warrant to purchase 20,000 shares of common stock at $5.70 per share. The warrants also provides the holders with cashless exercise rights. We received net proceeds of approximately $780,000 from this sale. We used the proceeds from this sale for working capital and other corporate purposes, including expenses relating to this offering. In connection with this private placement, we engaged HD Brous & Co., Inc., our underwriter, as exclusive placement agent. We paid HD Brous a fee of $90,000 and a non-accountable expense allowance of $27,000. We also issued HD Brous a warrant to purchase one placement agent's unit for $90,000. A placement agent's unit consists of 15,840 shares of our common stock and a Series A common stock purchase warrant to purchase 18,000 shares of our common stock at $5.70. The warrant we issued to HD Brous may terminate on the date of this prospectus of this offering. In connection with the private placement, we and our officers, directors and 5% stockholders gave HD Brous a three-year right of first refusal with respect to public and private sales of our securities, including sales pursuant to Rule 144 of the Commission pursuant to the Securities Act.

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth information as of July 31, 1999, as to the beneficial ownership of each director, each officer named in the Summary Compensation Table and each person known by us to own at least 5% of the outstanding shares of our common stock.


                                                                             Percentage of Shares
Name and Address of                       Amount and Nature of      --------------------------------------
Beneficial Owner(1)                      Beneficial Ownership(2)    Prior to Offering       After Offering
-------------------                      -----------------------    ------------------      --------------
Richard F. Noll(3)                              3,807,975
J.P. McCormick(4)                               3,734,219
All officers and directors as a
group (two persons)(3),(4)                      7,542,194                    68.5%

(1)  The address of each person named is 95 Parker Street, Newburyport, MA
     01950.

(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Shares of common stock subject to options or warrants are deemed to be currently exercisable if they are convertible or exercisable within 60 days of the date as to which information is provided. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned.

(3) Includes (a) 24,526 shares of common stock owned by Mr. Noll's wife, as to which Mr. Noll disclaims beneficial interest and (b) 14,000 shares of common stock issuable upon exercise of outstanding options held by Mr. Noll.

(4) Includes 14,000 of common stock issuable upon exercise of outstanding options held by Mr. McCormick.

                            DESCRIPTION OF SECURITIES

Capital Stock

         We are authorized to issue 500,000 shares of preferred stock, par value $.001 per share, and 50,000,000 shares of common stock, par value $.001 per share. Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and share in dividends which the board of directors, in its discretion, may declare from funds legally available. In the event of liquidation, each outstanding share of common stock entitles its holder to participate ratably in the assets remaining after payment of liabilities and any preferences due to holders of preferred stock. At July 31, 1999, there were 11,010,096 shares of common stock outstanding.

         Stockholders have no preemptive or other rights to subscribe for or purchase additional shares of any class of stock or of any of our other securities, and there are no redemption or sinking fund provisions with regard to the common stock. All outstanding shares of common stock are, and those issuable as part of the units or upon exercise of the warrants will be, when issued as provided in this prospectus, validly issued, fully paid, and nonassessable. Stockholders do not have cumulative voting rights.

         Our board of directors is authorized to issue, from time to time and without further stockholder action, up to 500,000 shares of preferred stock in one or more distinct series. The board of directors is authorized to fix the following rights and preferences, among others, for each series:

o    The rate of dividends and whether these dividends shall be cumulative.
o    The price at and the terms and conditions on which shares may be redeemed.

o The amount payable upon shares in the event of voluntary or involuntary liquidation.
o Whether or not a sinking fund shall be provided for the redemption or purchase of shares.
o    The terms and conditions on which shares may be converted.
o Whether, and in what proportion to any other series or class, a series shall have voting rights other than required by law, and, if voting rights are granted, the number of voting rights per share.

         We have no plans, agreements or understandings with respect to the designation of any series or the issuance of any shares of preferred stock. We have agreed with the underwriter that we will not create any series of preferred stock or issue any shares of preferred stock without the consent of the underwriter for two years from the date of this prospectus.

Units

         Each unit consists of one share of common stock and one Series B redeemable common stock purchase warrant. The common stock and warrants comprising the units are not separately transferable prior to one year from the date of this prospectus, except with the consent of the underwriter.

Series B Redeemable Common Stock Purchase Warrants

         Unless previously redeemed by us, the holder of the warrants are
entitled, upon payment of the exercise price of $    per share, to purchase one
share of common stock during the period commencing one year from the date of this Prospectus, or earlier at the election of the underwriter, and ending five years from the date of this prospectus. You may only exercise the warrants if a current prospectus under the Securities Act relating to the shares of common stock issuable upon exercise of the warrants is then in effect, and such securities are qualified for sale or exempt from qualification under the applicable securities laws of the state in which you reside.

         Commencing one year from the date of this prospectus, or earlier with the consent of the underwriter, the warrants are subject to redemption by the Company, at a price of $.10 per warrant, (i) if the underlying common stock is listed on the Nasdaq System or the American or New York Stock Exchange, (ii) if at such time there is a current and effective registration statement covering the warrants and the shares of common stock issuable upon the exercise of the warrants and (iii) if the closing price per share of common stock is at least 150% of the exercise price for at least 20 consecutive trading days ending not earlier than three days prior to the date on which the warrants are called for redemption. The warrants may not be called for redemption prior to the date the warrants become exercisable. Holders of the warrants will automatically forfeit their rights to exercise their warrants unless the warrants are exercised before the close of business on the business day immediately prior to the date set for redemption. If we redeem the warrants, we must redeem all of the outstanding warrants.

         In order for us to redeem the warrants, we must give the holders of the warrants notice of redemption by first class mail, postage prepaid, within five business days, or such later date which the Underwriter may consent, after the warrants are called for redemption, but no earlier than 60 and no later than the 30 days before the date fixed for redemption. The notice of redemption shall specify the redemption price, the date fixed for redemption, the place where the warrant certificates shall be delivered and the redemption price paid. The notice shall also advise the warrant holders that their right to exercise the warrants shall terminate at 5:00 p.m., New York City time, on the business day immediately preceding the date fixed for redemption.

         The warrants may be exercised upon surrender of the warrant certificate(s) on or prior to 5:00 p.m., New York City time, on the expiration date of the warrants or, if the warrants are called for redemption, the day prior to the redemption date at the offices of the Company's warrant agent with the form of an Election to Purchase on the reverse side of the certificate(s) filled out and executed as indicated, accompanied by payment of the full exercise price for the number of shares of common stock for which the warrants are being exercised.

         The warrants contain provisions that protect the holders thereof against dilution by adjustment of the exercise price, and the number of shares in certain specified events, such as stock dividends, stock splits, mergers, sale of substantially all of our assets, and for other similar events.

         We are not required to issue fractional shares of common stock. We will pay cash in lieu of fractional shares, based upon the current market value of such fractional shares at the date of exercise. A holder of warrants will not possess any rights as a stockholder unless and until he or she exercises the warrants.

         In the event of any merger, consolidation, sale or lease of substantially all of our assets or reorganization whereby we are not the surviving corporation, we may provide in the agreement relating to the transaction that each warrant shall be converted into such securities of the surviving or acquiring corporation or other entity as has a value equal to the value of the warrants, which shall not exceed the amount by which the consideration to be received per share of common stock exceeds the exercise price of the warrant. The value of the warrants and securities being issued in exchange therefor are to be determined by our board of directors. In the event that, in such a transaction, the value of the consideration to be received per share of common stock is not greater than the exercise price of the warrants, the warrants shall terminate and no consideration will be paid with respect to the warrants.

         Although the warrants have a fixed exercise price and a formula for adjustments in certain events and have a fixed expiration date, it is possible that in the future we may wish to reduce the exercise price or extend the exercise period of the warrants. We have no plans to reduce such price or extend the exercise period of the warrants. Any such change would be effected pursuant to a post-effective amendment to the registration statement of which this prospectus is a part or a new registration statement, and no warrants with amended terms may be exercised unless and until such post-effective amendment or new registration statement has been declared effective by the SEC.

         The warrants are issued pursuant to a warrant agreement between us and American Stock Transfer & Trust Company, as warrant agent.

Other Options and Warrants

         In connection with the June 1999 private placement of private placement units, we issued series A redeemable common stock purchase warrants to purchase 180,000 shares of common stock at an exercise price of $5.70 per share. These warrants are exercisable until June 30, 2004 and give the holders certain cashless exercise rights. These rights give the holders the ability to receive from us the number of shares of common stock that equals the appreciation in the value of the warrant with no cash payment by the holder. We have the right to redeem the warrants commencing in June 2001 if the price of our common stock is $8.55 per share, subject to adjustment, and the shares of common stock issuable upon exercise of the warrants are registered with the SEC.

         In connection with this private placement, we issued to the underwriter, in its capacity as exclusive placement agent, a warrant entitling the holder to purchase, for $90,000, a placement agent's unit consisting of 15,840 shares of common stock and a series A redeemable common stock purchase warrant to purchase 18,000 shares of our common stock. The warrant issued to the underwriter may terminate on the date of this prospectus.

         In consideration for its serving as a public relations firm for us, we issued warrants to purchase up to 250,000 shares of our common stock to Strategic Growth International, Inc. at a price of $3.80 per share. These warrants are exercisable until April 1, 2004.

Dividend Policy

         We presently intend to retain future earnings, if any, in order to provide funds for use in the operation and expansion of our business and accordingly we do not anticipate paying cash dividends on our common stock in the foreseeable future.

Shares Eligible for Future Sale

         After this offering, there will be 12,388,216 shares of common stock outstanding, of which 8,575,096 shares are restricted securities and are not eligible for sale. All except 7,769,548 of these shares will become subject for sale in January 2000, subject to volume limitations of Rule 144. All except 251,880 of these shares will become subject for sale six months from the date of this prospectus, subject to volume limitations of Rule 144. Shares of common stock included as part of the units may not be traded except as part of the units. These shares of common stock will become separately tradable commencing one year from the date of this prospectus or earlier at the election of the underwriter.

         Rule 144 permits the sale of restricted securities, subject to the Rule 144 volume limitations, one year after the date of issuance or the date the share are acquired from one of our affiliates. Pursuant to the Rule 144 volume limitations, a holder of restricted securities held for one year may sell in any three month period the greater of 1% of the outstanding Common Stock or the average weekly trading volume. A person who is not an affiliate of the Company and who has held restricted securities for two years may sell such securities without regard to the Rule 144 volume limitations. Our officers, directors and 5% stockholders have agreed not to publicly sell their shares during the six month period starting with the date of this prospectus, without the prior consent of the underwriter.

         We cannot predict the effect, if any, that the issuance of shares of common stock upon exercise of options or warrants or the registration of such shares will have on the market for and market price of the common stock.

Section 203 of the Delaware General Corporation Law

         We are subject to the provisions of Section 203 of the Delaware General Corporation Law. That section provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate or associate of such person who is an interested stockholder for a period of three years from the date that such person became an interested stockholder unless the transaction resulting in a person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder, the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding certain employee stock ownership plans) or on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. An "interested stockholder" is defined as any person that is the owner of 15% or more of the outstanding voting stock of the corporation or an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

         These provisions could have the effect of delaying, deferring or preventing a change of control. Our stockholders, by adopting an amendment to our certificate of incorporation or bylaws, may elect not to be governed by
Section 203, effective twelve months after adoption. Neither our certificate of incorporation nor our bylaws currently excludes us from the restrictions imposed by Section 203.

Transfer Agent and Warrant Agent

         The transfer agent for the common stock and the Warrant Agent for the warrants is Interwest Transfer Company, P.O. Box 17136, Salt Lake City, Utah 84117.

                                  UNDERWRITING

         Our underwriter, HD Brous & Co., Inc., has agreed, on the terms and subject to the conditions of the underwriting agreement, to purchase from us, and we have agreed to sell to the underwriter, 1,200,000 units. The underwriter is committed to purchase and pay for all of the units offered on a "firm commitment" basis if it purchases any units.

         The underwriter has advised us that it proposes to offer the units to the public at the initial public offering prices set forth on the cover page of this prospectus. The underwriter may allow to certain dealers, who are members of the National Association of Securities Dealers, Inc., concessions not exceeding $___ per unit, of which not more than $___ per unit may be reallowed to other dealers who are members of the National Association of Securities Dealers. After the offering, the offering price, the concession and the reallowance may be changed.

         We have granted an option to the underwriter, exercisable during the 45-day period from the date of this prospectus, to purchase up to a maximum of 180,000 additional units at the public offering price set forth on the cover page of this prospectus, less the underwriting discount, for the sole purpose of covering over-allotments of the shares.

         We have agreed to pay to the underwriter a non-accountable expense allowance of 3% of the aggregate public offering price of all units sold, including any units sold pursuant to the underwriter's over-allotment option. We have paid the underwriter $25,000 to date.

         The underwriting agreement also provides for us to pay the underwriter a fee in the event that the underwriter introduces us to a party which enters into a business combination or other business transaction with us.

         All of our officers, directors and 5% stockholders have agreed not to sell (including any short sale or sale against the box) publicly or otherwise transfer, subject to certain exceptions for transfers to related parties, any of their securities during the six month period commencing with the date of this prospectus, without the written consent of the underwriter. We have also agreed that, during the six month period commencing with the date of this prospectus, we will not, without the consent of the underwriter, publicly sell or register any securities pursuant to the Securities Act without the consent of the underwriter, except that such restrictions do not apply to our registration of stock issuable pursuant to our present stock option plans on a Form S-8 registration statement. We have also agreed with the underwriter that we will not create any series of preferred stock or issue any shares of preferred stock without the consent of the underwriter for two years from the date of this prospectus.

         The underwriting agreement provides for reciprocal indemnification between us and the underwriter against certain liabilities in connection with the registration statement, including liabilities under the Securities Act.

         In connection with this offering, we have agreed to sell to the underwriter, for nominal consideration, a unit purchase option to purchase from us up to 120,000 units at an exercise price equal to 120% of the offering price of the units being sold in this offering. The units to be issued upon the exercise of this unit purchase option are identical to the units being sold pursuant to this prospectus. The warrants issuable upon exercise of these units are identical to the warrants included in the units we are selling pursuant to this prospectus. The unit purchase option is exercisable for a five year period commencing on the date of this prospectus. During the one-year period commencing on the date of this prospectus, the unit purchase options may not be sold, transferred, assigned or hypothecated, except to the officers of the underwriter or to other underwriters and selling group members or officers, partners or members thereof, all of which shall be bound by such restrictions. The holders of the unit purchase options have no voting, dividend or other rights as our stockholders with respect to securities issuable upon exercise of the unit purchase options until the unit purchase options or the underlying warrants, as the case may be, are exercised. The holders of the unit purchase options have been given the opportunity to profit from a rise in the market for our securities at a nominal cost, with a resulting dilution in the interests of stockholders. The holders of the unit purchase options can be expected to exercise them at a time when we would, in all likelihood, be able to obtain equity capital, if then needed, by a new equity offering on terms more favorable to us than those provided by the unit purchase options. Such facts may adversely affect the terms on which the company could obtain additional financing. Any profit received by the underwriter on the sale of the unit purchase options or the securities issuable upon exercise of the unit purchase options may be deemed additional underwriting compensation.

         We have agreed during the a five year period following the effective date of this prospectus to, on up to two occasions, register the unit purchase option or the units issuable upon the exercise of the unit purchase option upon the request of the underwriter. We are required to file the first such registration statement at our expense. We have agreed to cooperate with the holders of the unit purchase options in filing a second registration at the expense of the holders of the unit purchase options or underlying securities.

         In addition, for seven years following the effective date of this prospectus we are required to give advance notice to the holders of the unit purchase option or underlying securities of our intention to file a registration statement (except a registration statement filed on Form S-4 or S-8), and in such case, the holder of the unit purchase option and underlying securities shall have the right to require us to include the underlying securities in such registration statement at our expense

         In June 1999, we engaged the underwriter to serve as the exclusive placement agent for the sale of nine private placement units at $100,000 per unit. Each private placement unit consisted of 17,600 shares of our common stock and a Series A common stock purchase warrants to purchase 20,000 shares of common stock at $5.70 per share. We paid the underwriter a fee of $90,000 and a non-accountable expense allowance of $27,000. We also issued to the underwriter a warrant to purchase one placement agent's unit for $90,000. A placement agent's unit consists of 15,840 shares of our common stock and a Series A common stock purchase warrant to purchase 18,000 shares of our common stock at $5.70 per share. Such warrant will terminate upon the completion of this offering. In connection with the private placement, we and our officers, directors and 5% stockholders gave the underwriter a three-year right of first refusal with respect to public and private sales of our securities, including sales pursuant to Rule 144 of the Commission pursuant to the Securities Act.

         The underwriting agreement provides that, during the five-year period following the date of this prospectus, the underwriter will have the right to designate one member to our board of directors or an advisor to the board. The underwriting agreement also requires us to maintain $1,000,000 of key man life insurance on the lives of Messrs. Richard F. Noll and J.P. McCormick during their respective terms of employment with us.

         Prior to this offering, there has been no public market for the units or warrants

         The underwriter has informed us that sales to any account over which the underwriter exercises discretionary authority will not exceed 1% of this offering.

                                  LEGAL MATTERS

         The legality of the units offered by this prospectus will be passed upon for us by Pepe & Hazard, LLP, Boston, Massachusetts. Certain legal matters will be passed upon for the underwriter by Esanu Katsky Korins & Siger, LLP, New York, New York.

                                     EXPERTS

         Our consolidated financial statements at December 31, 1998 and for the year ended December 31, 1998 and the period from January 17, 1997 (inception) to December 31, 1997 appearing in this prospectus have been audited by Pannell Kerr Forster PC, independent auditors, as set forth in their report appearing elsewhere in this prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

         We will file annual, quarterly, and other reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC, at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices located at 7 World Trade Center, New York, New York 10048 and Northwest Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the SEC Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC maintains a website that contains all information filed by us. The address of the SEC website is www.sec.gov.

         This prospectus constitutes a part of a registration statement on Form SB-2 filed by us with the SEC under the Securities Act with respect to the units offered by this prospectus. This prospectus does not contain all the information which is in the registration statement. Certain parts of the registration statement are omitted as allowed by the rules and regulations of the SEC. Please refer to the registration statement and to the exhibits in the registration statement for further information with respect to us and the units offered in this prospectus. Copies of the registration statement are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the SEC described above. Statements contained in this prospectus concerning the provisions of documents are necessarily summaries of the material provision of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

                          INDEX TO FINANCIAL STATEMENTS



                                                                                                               Page
                                                                                                               ----

Independent Auditors' Report                                                                                    F-2

Consolidated Financial Statements

    Consolidated Balance Sheet - March 31, 1999 (Unaudited) and December 31, 1998                               F-3

    Consolidated Statement of Operations for the Three Months Ended March 31, 1999
       and 1998 (Unaudited), Year Ended December 31, 1998 and the Period January 17, 1997
       (Date of Inception) to December 31, 1997                                                                 F-5

    Consolidated Statement of Changes in Stockholders' Equity (Deficiency) for the
       Period January 17, 1997 (Date of Inception) to December 31, 1997, the Year Ended
       December 31, 1998 and the Three Months Ended March 31, 1999 (Unaudited)                                  F-6

    Consolidated Statement of Cash Flows for the Three Months Ended March 31, 1999
       and 1998 (Unaudited), Year Ended December 31, 1998 and the Period January 17, 1997
       (Date of Inception) to December 31, 1997                                                                 F-7

    Notes to Consolidated Financial Statements                                                                  F-9

                          Independent Auditors' Report


To the Stockholders
Activeworlds.com, Inc.


We have audited the accompanying consolidated balance sheet of Activeworlds.com, Inc., as of December 31, 1998, and the related consolidated statements of operations, changes in stockholders' equity (deficiency) and cash flows for the year ended December 31, 1998 and the period January 17, 1997 (date of inception) to December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Activeworlds.com, Inc. at December 31, 1998, and the consolidated results of their operations and their cash flows for the year ended December 31, 1998 and the period January 17, 1997 (date of inception) to December 31, 1997 in conformity with generally accepted accounting principles.

                                          /s/ Pannell Kerr Forster, P.C.

July 30, 1999
Boston, MA

                                              ACTIVEWORLDS.COM, INC.

                                            Consolidated Balance Sheet


                                                                                               March 31,          December 31,
                                                                                                 1999                 1998
                                                                                           -----------------     ---------------
                                                                                              (Unaudited)

                                Assets

Current assets
     Cash                                                                                  $    588,048           $    86,520
     Accounts receivable, trade - net of allowance for doubtful accounts of $18,000
       at both dates                                                                             26,378                51,836
     Advances to officer/stockholder                                                             10,491                10,491
                                                                                           ------------           -----------
               Total current assets                                                             624,917               148,847
                                                                                           ------------           -----------

Property and equipment
     Leasehold improvements                                                                      20,000                     -
     Equipment                                                                                   41,680                23,034
                                                                                           ------------           -----------
                                                                                                 61,680                23,034
     Less: accumulated depreciation                                                              15,456                 9,987
                                                                                           ------------           -----------
               Property and equipment, net                                                       46,224                13,047
                                                                                           ------------           -----------

Other assets
     Deferred income taxes                                                                      329,888               162,308
     Organization expense - net of accumulated amortization of $1,805 and $1,580                  3,716                 3,941
                                                                                           ------------           -----------
               Total other assets                                                               333,604               166,249
                                                                                           ------------           -----------

               Total assets                                                                $  1,004,745           $   328,143
                                                                                           ------------           -----------






                 See notes to consolidated financial statements

                             ACTIVEWORLDS.COM, INC.



                                                                                                  March 31,          December 31,
                                                                                                    1999                 1998
                                                                                                ------------         ------------
                                                                                                 (Unaudited)

            Liabilities and Stockholders' Equity (Deficiency)

Current liabilities
     Accounts payable                                                                         $     74,530          $    60,200
     Accrued liabilities                                                                            53,872               20,488
     8% note payable to officer/stockholder                                                              -               54,753
     Accrued litigation settlement                                                                       -              275,000
     Deferred revenue                                                                              139,596              144,340
     Customer deposit                                                                                5,000                5,000
                                                                                              ------------          -----------
               Total current liabilities                                                           272,998              559,781
                                                                                              ------------          -----------

Commitments and contingencies

Stockholders' equity (deficiency)
     Preferred stock, $.001 par value, 500,000 shares authorized, no shares issued or
       outstanding                                                                                       -                    -
     Common stock, $.001 par value, 50,000,000 shares authorized, 10,849,816 shares issued and outstanding at March 31, 1999, and 8,584,816 shares issued and
       outstanding at December 31, 1998                                                             10,850                8,585
     Additional paid-in capital                                                                  1,486,373              382,138
     Note receivable for shares issued                                                              (6,500)                   -
     Accumulated deficit                                                                          (758,976)            (622,361)
                                                                                              ------------          -----------
               Total stockholders' equity (deficiency)                                             731,747             (231,638)
                                                                                              ------------          -----------

               Total liabilities and stockholders' equity (deficiency)                        $  1,004,745          $   328,143
                                                                                              ------------          -----------


                 See notes to consolidated financial statements

                             ACTIVEWORLDS.COM, INC.

                      Consolidated Statement of Operations

                                                                                                                Period January 17,
                                                                                                                  1997 (date of
                                                                                                  Year Ended       inception) to
                                                                  Three Months Ended March 31    December 31,      December 31,
                                                                 1999                 1998           1998              1997
                                                              ----------           ----------     -----------     ----------------
                                                              (Unaudited)          (Unaudited)

Revenues                                                     $     95,946         $    75,975     $  576,163     $    419,130
                                                             ------------         -----------     ----------     ------------

Operating expenses
    Selling, general and administrative expenses                  353,626              73,464        485,710          293,494
    Research and development expenses                              50,845              43,180        159,986          450,579
                                                             ------------         -----------     ----------     ------------
              Total operating expenses                            404,471             116,644        645,696          744,073
                                                             ------------         -----------     ----------     ------------

    (Loss) from operations                                       (308,525)            (40,669)       (69,533)        (324,943)

Litigation settlement                                                   -                   -              -         (500,000)
Interest income                                                     4,330                   -              -                -
                                                             ------------         -----------     ----------     ------------
    (Loss) before (provision for) benefit from income taxes
      and extraordinary item                                     (304,195)            (40,669)       (69,533)        (824,943)
(Provision for) benefit from income taxes                         167,580                 306        (18,609)         211,663
                                                             ------------         -----------     ----------     ------------

    (Loss) before extraordinary item                             (136,615)            (40,363)       (88,142)        (613,280)

Extraordinary item
    Gain on extinguishment of debt related to litigation
      settlement, net of tax effect of $30,746                          -                   -         79,061                -
                                                             ------------         -----------     ----------     ------------

              Net (loss)                                     $   (136,615)        $   (40,363)    $   (9,081)    $   (613,280)
                                                             ------------         -----------     ----------     ------------

(Loss) per share of common stock
    (Loss) before extraordinary item                             $(.013)            $(.005)        $(.011)         $(.076)
    Extraordinary item                                                -                  -           .010               -
                                                                 -------            -------        -------         -------
         Net (loss)                                              $(.013)            $(.005)        $(.001)         $(.076)
                                                                 -------            ------         ------          -------



                 See notes to consolidated financial statements

                             ACTIVEWORLDS.COM, INC.

            Consolidated Statement of Changes in Stockholders' Equity
      (Deficiency) Period January 17, 1997 (date of inception) to December
                     31, 1997, Year Ended December 31, 1998
              and the Three Months Ended March 31, 1999 (Unaudited)




                                                                     Preferred Stock           Common Stock
                                                              ------------------------    ------------------------
                                                               Shares         Amount       Shares        Amount
                                                              -----------  -----------    -----------  -----------
Balances at January 17, 1997 (date of inception),
   as restated (note 1)                                                 -  $         -      8,084,816  $     8,085
Stockholder/employee contributions
Issuance of stock options recognized as compensation
Net (loss) for period
                                                              -----------  -----------    -----------  -----------
              Balances at December 31, 1997, as restated                -            -      8,084,816        8,085

Issuance of common stock in connection with acquisition
   of net assets of Vanguard (note 1)                                                         500,000          500
Stockholder/employee contributions
Issuance of stock options recognized as compensation
Net (loss) for year
                                                              -----------  -----------    -----------  -----------

              Balances at December 31, 1998                             -            -      8,584,816        8,585

Issuance of common stock                                                                    2,200,000        2,200
Issuance of common stock for note receivable                                                   65,000           65
Net (loss) for period
                                                              -----------   -----------   -----------  -----------

              Balances at March 31, 1999 (unaudited)                    -   $         -    10,849,816  $    10,850
                                                              -----------   -----------   -----------  -----------



                                                                                                Note         Total
                                                                Additional                   Receivable   Stockholders'
                                                                  Paid-In     Accumulated     for Shares      Equity
                                                                  Capital       Deficit        Issued      (Deficiency)
                                                                -----------   -----------   ------------  --------------
Balances at January 17, 1997 (date of inception),
   as restated (note 1)                                          $   118,915                                $   127,000
Stockholder/employee contributions                                    74,165                                     74,165
Issuance of stock options recognized as compensation                  16,250                                     16,250
Net (loss) for period                                                         $  (613,280)                     (613,280)
                                                                 -----------  -----------                   -----------
              Balances at December 31, 1997, as restated             209,330     (613,280)                     (395,865)

Issuance of common stock in connection with acquisition
   of net assets of Vanguard (note 1)                                    983                                      1,483
Stockholder/employee contributions                                   168,575                                    168,575
Issuance of stock options recognized as compensation                   3,250                                      3,250
Net (loss) for year                                                                (9,081)                       (9,081)
                                                                 -----------  -----------                   -----------

              Balances at December 31, 1998                          382,138     (622,361)                     (231,638)

Issuance of common stock                                           1,097,800                                  1,100,000
Issuance of common stock for note receivable                           6,435                  $ (6,500)              --
Net (loss) for period                                                            (136,615)                     (136,615)
                                                                 -----------  -----------     --------      -----------

              Balances at March 31, 1999 (unaudited)             $ 1,486,373  $  (758,976)    $ (6,500)     $   731,747
                                                                 -----------  -----------     --------      -----------



               See notes to consolidated financial statements

                             ACTIVEWORLDS.COM, INC.

                      Consolidated Statement of Cash Flows


                                                                                                   ,
                                                                                                                 Period January 17
                                                                                                                    1997 (date of
                                                                     Three Months Ended March 31   Year Ended      inception) to
                                                                     --------------------------    December 31,      December 31,
                                                                        1999          1998           1998             1997
                                                                     -----------   -----------    -------------  ------------------
                                                                     (Unaudited)   (Unaudited)

Operating activities
     Net (loss)                                                       $ (136,615)  $ (40,363)      $   (9,081)     $  (613,280)
     Adjustment to reconcile net (loss) to net cash provided
       (used) by operating activities
        Depreciation and amortization                                      5,694       1,875            7,526            4,167
        Abandoned improvements                                                 -       9,661            9,661                -
        Common stock issued for services                                 100,000       8,140           32,575            5,165
        Options issued for services                                            -         800            3,250           16,250
        Officers'/employee's compensation waived and contributed
          to additional paid-in capital                                        -      34,000          136,000           69,000
        Gain on extinguishment of debt related to
         litigation settlement                                                 -           -         (109,807)               -
        Deferred income tax expense (benefit)                           (167,580)       (306)          49,355         (211,663)
        Cash received in acquisition of Vanguard                               -           -              477                -
        Changes in operating assets and liabilities which provided
          (used) cash
           Accounts receivable                                            25,458      28,174          (23,662)         (28,174)
           Advances to officer/stockholder                                     -           -          (10,491)               -
           Accounts payable                                               14,330     (26,280)         (37,136)          40,547
           Accrued liabilities                                          (241,616)    (24,440)          20,492          441,595
           Customer deposit                                                    -           -            5,000                -
           Deferred revenue                                               (4,744)     19,185           19,940          124,400
                                                                      ----------   ---------       ----------      -----------
               Net cash provided (used) by operating activities         (405,073)     10,446           94,099         (151,993)
                                                                      ----------   ---------       ----------      -----------

Investing activities
     Organization costs                                                        -           -                -           (4,515)
     Purchases of equipment and leasehold improvements                   (38,646)          -           (6,213)         (26,611)
                                                                      ----------   ---------       ----------      ------------
               Net cash (used) by investing activities                   (38,646)          -           (6,213)         (31,126)
                                                                      ----------   ---------       ----------      -----------




                 See notes to consolidated financial statements

                             ACTIVEWORLDS.COM, INC.


                                                                                                                 Period January 17,
                                                                                                                    1997 (date of
                                                                        Three Months Ended March 31   Year Ended    inception) to
                                                                        ---------------------------  December 31,    December 31,
                                                                              1999         1998         1998            1997
                                                                          ----------    ---------   -----------     -------------
                                                                          (Unaudited)  (Unaudited)


Financing activities
     Proceeds from sale of stock                                            1,000,000            -             -         127,000
     Proceeds from 8% note payable to officer/stockholder                           -            -             -         108,850
     Payments on 8% note payable to officer/stockholder                       (54,753)           -       (20,100)        (33,997)
                                                                          -----------   ----------    ----------      ----------
               Net cash provided (used) by financing activities               945,247            -       (20,100)        201,853
                                                                          -----------   ----------    ----------      ----------

Net increase in cash                                                          501,528       10,446        67,786          18,734
Cash at beginning of period                                                    86,520       18,734        18,734               -
                                                                          -----------   ----------    ----------      ----------

               Cash at end of period                                      $   588,048   $   29,180    $   86,520      $   18,734
                                                                          -----------   ----------    ----------      ----------


Supplemental disclosure information
     Cash paid for interest during the period                             $       547   $        -    $    6,075      $    4,003
                                                                          -----------   ----------    ----------      ----------
     Cash paid for income taxes during the period                         $         -   $        -    $        -      $        -
                                                                          -----------   ----------    ----------      ----------

Supplemental schedule of noncash investing activities
     Officers'/employee's compensation waived and contributed
      to additional paid-in capital                                                       $ 34,000     $ 136,000        $ 69,000
                                                                                          --------     ---------        --------
     Shares issued for note receivable                                    $     6,500
                                                                          -----------
     Noncash assets acquired in acquisition of Vanguard                                                $   1,006
                                                                                                       ----------


                 See notes to consolidated financial statements

                             Activeworlds.com, Inc.
                   Notes to Consolidated Financial Statements


Note 1 -      Organization and basis of presentation

              On January 22, 1999, Activeworlds.com, Inc., a Delaware corporation then known as Vanguard Enterprises, Inc. ("Company"), acquired all of the issued and outstanding common stock of Circle of Fire Studios, Inc., a Nevada corporation ("Circle of Fire"), in exchange for 8,084,816 shares of its common stock (the "1999 Acquisition") pursuant to an Agreement and Plan of Reorganization with Circle of Fire. As part of the 1999 Acquisition, outstanding options to acquire common stock of Circle of Fire were exchanged for options to purchase 639,535 shares of the Company's common stock. At the time of the 1999 Acquisition, Vanguard has no significant operations.

              Circle of Fire is accounted for as the acquiring party and the surviving accounting entity because the former stockholders of Circle of Fire received approximately 94% of the voting rights in the combined corporation. The shares issued by Vanguard pursuant to the 1999 Acquisition have been accounted for as if those shares had been issued upon the organization of Circle of Fire. The outstanding capital stock of Vanguard immediately prior to the 1999 Acquisition, has been accounted for as shares issued by Circle of Fire to acquire the net assets of Vanguard as of December 31, 1998.

              Because Circle of Fire is the accounting survivor, the financial statements presented for all periods are those of Circle of Fire. All intercompany accounts and transactions are eliminated in consolidation.

              The 1999 Acquisition is being accounted for as if it had taken place on December 31, 1998. The consolidated balance sheet at December 31, 1998 reflects the consolidated balance sheets of Vanguard and Circle of Fire at that date, and the results of operations and cash flows for the year ended December 31, 1998 and the period January 17, 1997 (date of inception) to December 31, 1997 reflect the operations of Circle of Fire. The financial statements are presented as those of Activeworlds.com, Inc.

              Immediately prior to the 1999 Acquisition, Vanguard effected a one-for-two reverse split in its outstanding common stock, with no change in the par value per share. In connection with the 1999 Acquisition, Vanguard also issued 200,000 shares of common stock to an investment banker and sold 2,000,000 shares of common stock at $.50 per share in private placement.

              All share and per share information in these financial statements reflect (a) the consummation of the 1999 Acquisition whereby shares and options issued by Circle of Fire were exchanged for shares of the Company's common stock and options to purchase shares of the Company's common stock, and (b) the one-for-two reverse split.

              Unless the context indicates otherwise, references in these financial statements to the "Company" includes the operations of Circle of Fire prior to the date of the 1999 Acquisition. References to "Vanguard" relate to the operations of Vanguard Enterprises, Inc. prior to the date of the 1999 Acquisition.

              The outstanding Circle of Fire common stock at the time of the 1999 Acquisition was held principally by officers.

              The unaudited consolidated financial statements included herein have been prepared based upon prescribed guidance of the Securities and Exchange Commission. As such, they do not include all disclosures required by generally accepted accounting principles, and should be read in conjunction with the audited consolidated statements as of and for the year ended December 31, 1998 and for the period January 17, 1997 (date of inception) to December 31, 1997, all included herein. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments, consisting of normal and recurring adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented when read in conjunction with the audited consolidated financial statements included herein and related notes thereto. The results of operations for the respective three-month periods ended March 31, 1999 and March 31, 1998 are not necessarily indicative of the results that should be expected for a full fiscal year.

Note 2 -      Summary of significant accounting policies

              A.  Nature of operations

                  Circle of Fire commenced operations on January 17, 1997. It is a leading 3D Internet company, with a line of client, server, and authoring tools for Internet virtual environments utilizing the Company's unique Active Worlds(TM) 3D platform.

              B.  Depreciation and amortization

                  Equipment is depreciated using accelerated methods. The estimated life of depreciable equipment is five years. Depreciation expense totaled $6,623 and $3,490 for 1998 and the period January 17, 1997 (date of inception) to December 31, 1997, respectively. Depreciation expense for the three months ended March 31, 1999 and 1998 (unaudited) totaled $5,469 and $1,524, respectively.

                  Organization expense is amortized over five years on a straight-line basis.

              C.  Income taxes

                  The Company reports income for tax purposes on the cash basis. Deferred taxes reflected on the consolidated financial statements result from temporary differences and net operating loss carryforward.

              D.  Accounting estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              E.  Revenue

                  Memberships are recognized as revenue ratably of the periods the membership is in effect. Advances on royalties from licensing agreements are recognized over the period the royalties are earned. Sales of uniservers, galaxervers, and worlds are recognized at the time of sale.

              F.  Selling, general and administrative expenses

                  Selling, general and administrative expenses for the year ended December 31, 1998 and the period January 17, 1997 (date of inception) to December 31, 1997 includes the value of services rendered by the Company's chief executive officer and chief financial officer, who received no compensation during either of such periods, and a key employee who received stock options during such period in lieu of compensation. (See note 4.) The value of the services is also reflected as additional paid-in capital. The value of services by the chief executive and financial officer was $100,000 in the aggregate for 1998 and $60,000 in the aggregate for the period January 17, 1997 (date of inception) to December 31, 1997. The value of the services by the employee, which is equal to the value of the options granted to the employee, was $36,000 for 1998 and $9,000 for the period January 17, 1997 to December 31, 1997.

              G.  Research and development of software

                  Research and development costs are expensed as incurred. During the period January 17, 1997 (date of inception) to December 31, 1997, the Company expensed the $300,000 paid to obtain the rights to Active Worlds' technology (to the extent it had been developed).

              H.  (Loss) per share of common stock

                  (Loss) per share of common stock is computed by dividing net
                  (loss) by the weighted-average number of common shares outstanding for the period. See also note 10.

Note 3 -      Operating lease

              Through April, 1999 the Company leased office facilities in Newburyport, Massachusetts under a tenant-at-will lease agreement requiring sixty day notice of vacancy. Rental expense was $9,354 and $17,729 for 1998 and the period January 17, 1997 (date of inception) to December 31, 1997, respectively. The Company moved to other facilities in April, 1999.

              Reference is made to note 11E.

Note 4 -      Stock options

              During 1998 and the period January 17, 1997 (date of inception) to December 31, 1997, the Company granted nonqualified stock options to its employees and independent contractors. The options expire five years from issuance or upon termination of employment and other specified events. The table below sets forth information as to options granted during such period.

                                                         December 31, 1998
                                                    ----------------------------
                                                                      Weighted
                                                                       Average
                                                      Shares          Exercise
                                                    Subject to        Price per
                                                      Options           Share
                                                    -----------      -----------
              Outstanding at beginning of year         302,326          $   .237
              Granted during the year                  337,209              .430
              Exercised during the year                      -                 -
              Expired during the year                        -                 -
              Outstanding at end of year               639,535              .340
              Exercisable at end of year               581,395              .331

              The foregoing options were granted by Circle of Fire and exchanged for options to purchase the Company's common stock pursuant to the 1999 Acquisition. (See note 1.)

              Statement of Financial Accounting Standards No. 123 ("SFAS 123") allows the Company to account for stock-based compensation, including options, granted to employees under the provisions of Accounting Principles Board Opinion No. 25 ("APB 25") and disclose in a footnote the pro forma effect on net (loss) as if the fair value accounting method of SFAS 123 were used.

              The value of the options was estimated to be $.129 per option. The methodology used in estimating the fair value of the stock options is the Minimum Value Method adjusted for facts and circumstances of the stock option agreements. Significant assumptions included a risk free interest rate of 6% and an expected life of two years.

              Accordingly, under APBO 25, no compensation was recognized in the consolidated financial statements for the value of the stock options issued to employees with an exercise price in excess of the estimated fair value of the Company stock. In situations where the fair value of the stock options was considered compensation, compensation expense was recorded with recognition of options outstanding recorded as additional paid-in capital in the stockholders' equity (deficiency) section of the balance sheet. Compensation costs recognized for stock options were $3,250 and $16,250 for 1998 and the period January 17, 1997 (date of inception) to December 31, 1997, respectively.

              The exercise prices of the options consist of 488,372 options exercisable at $.430 and 151,163 exercisable at $.043. The stock options expire five years from issuance or upon termination of employment or other specified events.

Note 5 -      Litigation settlement

              In July 1997, the Company entered into an agreement with two former employee-stockholders settling certain claims by those individuals against the Company. Pursuant to a settlement agreement, the Company paid $10,000 and issued its non-interest bearing notes for an aggregate of $490,000, of which $384,807 was outstanding at December 31, 1998. As a result of litigation concerning the parties' rights under the settlement agreement, in January 1999, the Company entered into an agreement with the two former employee-stockholders pursuant to which its obligations under the notes were reduced to $275,000, which amount has been paid. Accordingly, a partial extinguishment of debt was recorded at December 31, 1998 in the amount of $109,807 representing the difference between the recorded liability and the amount of the settlement in January, 1999 and is reflected on the 1998 consolidated statement of operations as an extraordinary item. The tax effect of the extinguishment of the debt for the year ended December 31, 1998, was $30,746.

Note 6 -      Deferred revenue

              Deferred revenue consists of the following:

                                                                   December 31,
                                            March 31, 1999             1998
                                            --------------        -------------
                                             (Unaudited)

              Deferred memberships           $   100,596           $   96,340
              Advances on royalties               39,000               48,000
                                             -----------           ----------

                                             $   139,596           $  144,340
                                             -----------           ----------

Note 7 -      Related party transactions

              In 1997, an officer/stockholder provided $108,850 of working capital funds to the Company. The unsecured loan payable bears interest at 8% and is due on demand. Payments are made on the loan as funds become available. The outstanding principal balance at December 31, 1998 was $54,753. Amounts paid to the officer/stockholder during 1998 and the period January 17, 1997 (date of inception) to December 31, 1997 totaled $26,000 (including interest expense of $5,900) and $38,000 (including interest expense of $4,003), respectively.

              An officer/stockholder of the Company is also a member of the board of directors of a company which purchased a uniserver in the amount of $35,000 in 1998.

              An officer/stockholder of the Company has received advances from the Company during 1998. Advances to the officer/stockholder at December 31, 1998 totaled $10,491.

              Reference is also made to notes 2F and 11.

Note 8 -      Pro forma information (unaudited)

              Pro Forma Compensation:

              The Company issued 116,279 stock options for common stock to an employee. The fair value of these stock options has been estimated at $.129 per share. During the period from June 1, 1997 to May 31, 1998, 58,140 of the stock options vested. The vesting period for the remaining 58,139 stock options is June 1, 1998 to May 31, 1999. SFAS 123 allows the Company to account for stock-based compensation arrangements under the provisions of APBO 25. Accordingly, the proforma compensation for the stock options is $7,500 and $-0- for 1998 and the period January 17, 1997 (date of inception) to December 31, 1997, respectively.

                                                                                              Period January
                                                                                              17, 1997 (date
                                                                           Year Ended        of inception) to
                                                                            December 31,        December 31,
                                                                               1998                 1997
                                                                           ------------       -----------------

              Proforma information
                 (Loss) before (provision for) benefit from income
                    taxes and extraordinary item, per statement of          $      (69,533)            (824,943)
                    operations
                 Proforma adjustment for fair value of stock options                (7,500)                   -
                                                                            --------------       --------------

                           Proforma (loss) before (provision for)
                           benefit from income taxes and extraordinary             (77,033)            (824,943)
                           item
              Proforma (provision for) benefit from income taxes                   (18,609)             211,663
                                                                            ---------------      --------------
                           Proforma (loss) before extraordinary item               (95,642)            (613,280)
              Gain on extinguishment of debt related to litigation
                 settlement, net of tax effect of $30,746                           79,061                    -
                                                                            --------------       --------------

                           Proforma net (loss)                              $      (16,581)      $     (613,280)
                                                                            --------------       --------------



Note 9 -      Income taxes

              At December 31, 1998, the Company has a net operating loss carryforward of $107,977 that may be used to offset future taxable income. If not used, the carryforward will expire with the year 2017. The temporary difference for income tax reporting on a cash basis results in additional losses of $471,694.

              The deferred income tax expense (benefit) was $49,355 and $(211,663) for 1998 and the period January 17, 1997 (date of inception) to December 31, 1997, respectively. The deferred income tax (benefit) for the three months ended March 31, 1999 and 1998 (unaudited) was $(167,580) and $(306), respectively.

              The tax effect of each type of temporary difference and carryforward is reflected in the following table:

                                                                                        December 31,
                                                                    March 31, 1999         1998
                                                                    --------------     -------------
                    (Unaudited)
                  Net operating loss carryforward                   $      348,127    $      33,192
                  Accrual basis versus cash basis tax reporting            123,142          198,676
                                                                    --------------    -------------
                  Deferred tax asset before valuation allowance            471,269          231,868
                  Valuation allowance                                      141,381           69,560
                                                                    --------------    -------------

                  Net deferred tax asset                            $      329,888    $     162,308
                                                                    --------------    -------------

              The effective combined Federal and State tax rate used in the calculation of the deferred tax asset was 40% for both periods.

              The operating loss carryforward is available to reduce Federal and State taxable income and income taxes, respectively, in future years, if any. The realizability of deferred taxes is not assured as it depends upon future taxable income. However, there can be no assurance that the Company will ever realize any future cash flows or benefits from these losses.

              Permanent book/tax differences result from the value of the services of two officers and an employee which was accrued for financial statement purposes but which is not deductible for income tax purposes. These permanent book/tax differences are not reflected in the net deferred tax asset.

Note 10 -     (Loss) per share of common stock

              The following table sets forth the number of shares on which the
              (loss) per share has been calculated:

                                                                    Weighted
                           Period                               Number of Shares
              ----------------------------------------------     ---------------
              Period January 17, 1997 (date of inception) to
              December 31, 1997                                  8,084,816

              Year ended December 31, 1998                       8,084,816

              Three months ended (unaudited)

                     March 31, 1998                              8,084,816

                     March 31, 1999                             10,467,261

              Diluted (loss) per share has not been presented since the effect of including the stock options outstanding during the respective periods (note 4) would be antidilutive.

Note 11 -     Subsequent events

A.       Private placement offering

                  In June, 1999, the Company sold nine private placement units at $100,000 per unit. Each private placement unit consisted of 17,600 shares of common stock and a five-year warrant to purchase 20,000 shares of common stock at $5.70 per share. The price of the units reflects a price of $5.682 per share, with no value being allocated to the warrants. In connection with this private placement, the Company paid the placement agent $117,000. The Company also issued the placement agent a warrant to purchase one placement agent's unit for $90,000. A placement agent's unit consists of 15,840 shares of common stock and a warrant to purchase 18,000 shares of common stock at $5.70 per share. The warrants may be redeemed commencing in June 2001 if the price of the common stock is at least 150% of the exercise price. The warrants also give the holders cashless exercise rights. This warrant may terminate by its terms on the effective date of a registered offering of securities by the Company under certain circumstances.

B.       Employment contracts

                  Effective January 21, 1999, the Company entered into three-year employment agreements with the Company's president and chief financial officer. Under the agreements annual compensation for each is $140,000. Additionally, the president and chief financial officer each were granted options to purchase up to 14,000 shares of the Company's common stock at an exercise price of $.55 per share. The agreements also provide for the president and chief financial officer to be eligible to participate in a bonus pool of not more than 10% of the Company's income before taxes, in excess of $750,000. A compensation committee will have sole discretion as to the allocation of the bonus pool among the senior executives.

                  Each agreement contains a provision whereby if the Company breaches the provisions of the agreement, if the employee terminates the agreement for "good reason" or if the Company terminates the employee other than for cause (as defined in the agreement), the employee shall be entitled to payment equal to the lesser of (a) one year's salary and bonus for the period of employment prior to calendar year in which termination occurred; or (b) the salary due for the balance of the term plus a pro rata portion of the bonus paid to the Employee for the previous year.

C.       Issuance of options

                  In April 1999 the Company entered into an agreement with a marketing firm for it to provide advertising services. Under the agreement, stock options were issued in lieu of payment for services. The contract was cancelled in July 1999. At the time of cancellation, 250,000 stock options had been issued for advertising services.

                  The Company issued 12,250 options for services rendered by a contractor through June 30, 1999. The value of the services was $12,250.

                  In May 1999, the Company issued to an investment banking firm a warrant to purchase 250,000 shares of common stock at $5.70 per share. The warrant was issued in consideration of the waiver by the investment banking firm of registration and other rights the Company had granted in connection with its services as investment banker for the 1999 Acquisition.

D.       Issuance of common stock

                  The Company issued 1,880 shares of common stock for purchases of furniture with a value of $8,500 in 1999.

E.       Office lease obligation

                  In March, 1999 the Company entered into a lease for office space at 95 Parker Street with a 3 year term. The annual minimum rental payments under the lease will be approximately $31,500.

                  The future minimum rental payment under the lease for the five years succeeding December 31, 1998 are as follows:

                              Year Ending
                              December 31            Amount
                             -------------         ----------
                                 1999             $    26,250
                                 2000                  31,500
                                 2001                  31,500
                                 2002                   5,250
                                 2003                       -
                                                  -----------
                                 Total                 94,500

         No dealer, salesman or any other person has been
authorized to give any information or representations
other than those contained in this Prospectus, and if
given or made, such information or representations must
not be relied upon as having been authorized by the
Company or the Underwriters.  This Prospectus does not
constitute an offer to buy any security offered by this
Prospectus, or an offer to sell or a solicitation of an
offer to buy any security, by any person in any
jurisdiction in which such offer or solicitation would be
unlawful.  Neither the delivery of this Prospectus nor any
sale made hereunder shall under any circumstances, imply
that the Information in this Prospectus is correct as of
any time subsequent to the date of this Prospectus.
                         ________

                     TABLE OF CONTENTS

Prospectus Summary
Our Business
The Offering
Summary Financial Information
Risk Factors
Forward-Looking Statements
Dilution
Market for Common Stock; Dividends
Use of Proceeds
Capitalization
Selected Financial Data
Management's Discussion and Analysis of Financial
     Condition and Results of Operations
Business
Related Party Transactions
1999 Private Placements
Principal Stockholders
Description of Securities
Underwriting
Legal Matters
Experts
Additional Information
Index to Financial Statements

                                    ---------

         Until _________, 1999 (25 days from the date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions

                               [ACTIVEWORLDS.COM,
                                   INC. LOGO]



                                 1,200,000 Units



                             ACTIVEWORLDS.COM, INC.




                                  Consisting of
                      1,200,000 Shares of Common Stock and
                               Series B Redeemable
                         Common Stock Purchase Warrants
                          to Purchase 1,200,000 shares
                                 of Common Stock





                                  -------------
                                   PROSPECTUS
                                  -------------






                              HD BROUS & CO., INC.


                               ____________, 1999

                                     PART II

Item 24.  Indemnification of Directors and Officers

         Section 145 of the Delaware General Corporation Law and our Bylaws (Exhibit 3.6) provide us with broad power to indemnify our directors and officers.

         Reference is made to Paragraph 7 of the Underwriting Agreement (Exhibit 1.1) with respect to indemnification of the us and the Underwriter.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, offices or controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 25.  Other Expenses of Issuance and Distribution

         The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered, excluding the Representative's nonaccountable expense allowance, all of which expenses will be paid by the Registrant:

SEC registration fee                                           $   3,379.00
NASD registration fee
Nasdaq listing fee                                                10,000.00
Printing and engraving                                              ,000.00*
Accountants' fees and expenses                                      ,000.00*
Legal fees and expenses                                             ,000.00*
Transfer agent's and warrant agent's fees and expenses             5,000.00*
Blue Sky fees and expenses                                        60,000.00*
Representative's non-accountable expense allowance                  ,000.00
Miscellaneous
                                                                  xx,xxx.xx*
                                                                ------------
         Total                                                  $xxx,000.00*
                                                                ============

         *  Estimated

Item 26.  Recent Sales of Unregistered Securities

         During the past three years, we sold the following securities pursuant to exemptions from the registration requirements of the Securities Act of 1933, as amended. All information reflects a one-for-two reverse split in our common stock, which was effective on January 21, 1999.

1. In September of 1995, the founders of Vanguard (which became us) were issued 450,000 shares of common stock in consideration of the amount of $25,000. The sale of these shares was exempt from the registration provisions of the Securities Act pursuant to Section 4(2). In January 1996, Vanguard completed a public offering of 50,000 shares of our common stock in consideration of the amount of $10,000. The sale of these shares was exempt from the registration requirements of the Securities Act pursuant to Rule 504.

2. On January 21, 1999, we issued to the former stockholders of Circle of Fire Studios, Inc. an aggregate of 8,149,816 shares of common stock in exchange for their shares of Circle of Fire Studios common stock. As part of the acquisition, options to purchase shares of Circle of Fire Studios common stock were exchanged for options to purchase 639,535 shares of our common stock. The issuance of these shares and options was exempt from the registration requirements of the Securities Act pursuant to Section 4(2). We also issued 200,000 shares of common stock to Baytree Capital Associates, LLC, for investment banking services relating to this acquisition.

3. In January 1999, we sold 2,000,000 shares of common stock in a private placement for $.50 per share. The sale of these shares was exempt from the registration requirements of the Securities Act pursuant to Rule 504.

4. Pursuant to an April 1999 agreement, we granted to a marketing firm stock options to purchase 250,000 shares of common stock at $ 3.80 per share, in consideration of advertising services of undetermined value. The issuance of the options was exempt from registration pursuant to Section 4(2) of the Securities Act.

5. Over the period running from January through June 1999, we granted options to purchase 12,250 shares of common stock at $8.75 per share to a contractor for services performed over such period and valued at approximately $12,250. The issuance of the options was exempt from registration pursuant to Section 4(2) of the Securities Act.

6. In April 1999, we issued 1,880 shares of common stock as payment for furniture valued at $8,500. The issuance of the shares was exempt from registration pursuant to Section 4(2) of the Securities Act.

7. In May 1999, we issued to Baytree Capital Associates, LLP, a warrant to purchase 250,000 shares of common stock at $5.70 per share. The warrant was issued in consideration of the waiver by Baytree Capital Associates of registration and other rights we had granted to Baytree in connection with its services as investment banker for the acquisition of Circle of Fire Studios. The issuance of this warrant was exempt from registration pursuant to Section 4(2) of the Securities Act.

8. In June 1999, we sold nine private placement units at $100,000 per unit to two accredited investors. Each private placement unit consisted of 17,600 shares of common stock and a Series A common stock purchase warrants to purchase 20,000 shares of common stock at $5.70 per share. In connection with this private placement, we engaged HD Brous & Co., Inc. as exclusive placement agent. We paid HD Brous a fee of $90,000 and a non-accountable expense allowance of $27,000. We also issued HD Brous a warrant to purchase one placement agent unit for $90,000. A placement agent unit consists of 15,840 shares of our common stock and a Series A common stock purchase warrant to purchase 18,000 shares of our common stock at $5.70 per share. The warrant to HD Brous will terminate upon the completion of this offering. In connection with the private placement, we and our officers, directors and 5% stockholders gave HD Brous a three-year right of first refusal with respect to public and private sales of our securities. The issuance of these securities was exempt from registration pursuant to Rule 506 and Sections 4(2) and 4(6) of the Securities Act.

                                Item 27. Exhibits

1.1      Form of Underwriting Agreement between the Issuer and the Underwriter.

1.2      Form of Underwriter's Unit Purchase Option.

2. Plan of reorganization between Vanguard Enterprises, Inc. and Circle of Fire Studios, Inc. dated January 13, 1999.

3.1 Certificate of Incorporation of the Issuer as filed with the Delaware Secretary of State on September 5, 1995.

3.2 Certificate of Amendment to Certificate of Incorporation of the Issuer as filed with the Delaware Secretary of State on September 29, 1995.

3.3 Certificate of Amendment to Certificate of Incorporation of the Issuer as filed with the Delaware Secretary of State on October 12, 1995.

3.4 Certificate for Renewal and Revival of Certificate of Incorporation of the Issuer as filed with the Delaware Secretary of State on September 10, 1997.

3.5 Certificate of Amendment to Certificate of Incorporation of the Issuer as filed with the Delaware Secretary of State on January 21, 1999.

3.6      Bylaws of the Issuer.

4.1      Form of Common Stock Certificate.

4.2 Form of Warrant Agreement, including form of Series B Redeemable Common Stock Purchase Warrant.

4.3      Form of Series A Redeemable Common Stock Purchase Warrant.

5        Opinion of Pepe & Hazard, LLP.*

10.1     Activeworlds.com, Inc. 1999 Stock Option Plan.

10.2 Lease Agreement dated February 27, 1999 between the Issuer and Robert L. Wood.

10.3 Amended and Restated Employment Agreement, dated as of January 21, 1999, between the Issuer and Richard F. Noll.

10.4 Amended and Restated Employment Agreement, dated as of January 21, 1999, between the Issuer and J. P. McCormick.

10.5     Stock Option Agreement between the Issuer and Richard F. Noll.

10.6     Stock Option Agreement between the Issuer and J. P. McCormick.

23.1     Consent of Pannell Kerr Forster PC (included on Page II- ).

23.2     Consent of Pepe & Hazard, LLP (included in Exhibit 5).

24.      Power of Attorney (included in the Signature Page).

27.      Financial Data Schedule (for SEC purposes only).

*  To be filed by amendment.

                              Item 28. Undertakings

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The Registrant hereby undertakes:

         (1) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

                  (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

                  (ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

                  (iii) Include additional or changed material information on the plan of distribution, and PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and
(a)(1)(ii) do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

         (2) That for purposes of determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (4) That for purposes of determining liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (5) That for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (6) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (7) To provide the underwriters, at the closing specified in the Underwriting Agreement, certificates representing the units in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.


                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies it has reasonable grounds to believe it meets all the requirements for filing on this Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Newburyport, Commonwealth of Massachusetts, on this _____ day of August, 1999.

                             ACTIVEWORLDS.COM, INC.


                             By:_____________________________
                                   Richard F. Noll, President


         In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and as of the dates indicated.


Signatures                                  Title                                       Date
----------                                  -----                                       ----

/s/  Richard F. Noll                        President and chief executive               August __, 1999
-----------------------------               officer and director (principal
Richard F. Noll                             executive officer)


/s/  J.P. McCormick                         Chief financial officer and                 August __, 1999
-----------------------------               director (principal financial and
J.P. McCormick                              accounting officer)


                       CONSENT OF INDEPENDENT ACCOUNTANTS


         We consent to the use in this Registration Statement on Form SB-2 of our report dated July 30, 1999, accompanying the financial statements of Activeworlds.com, Inc. for the year ended December 31, 1998 and the period January 17, 1997 (date of incepton) to December 31, 1997 and to the use of our name and the statements with respect to us as appearing under the heading "Experts" in the Prospectus.



PANNELL KERR FORSTER P.C.
Boston, Massachusetts
July 30, 1999

                                 EXHIBIT INDEX

Exhibit
  No.                             Description
-------                           ------------
  1.1    Form of Underwriting Agreement between the Issuer and the Underwriter.

  1.2    Form of Underwriter's Unit Purchase Option.

  2. Plan of reorganization between Vanguard Enterprises, Inc. and Circle of Fire Studios, Inc. dated January 13, 1999.

  3.1    Certificate of Incorporation of the Issuer as filed with the Delaware
         Secretary of State on September 5, 1995.

  3.2 Certificate of Amendment to Certificate of Incorporation of the Issuer as filed with the Delaware Secretary of State on September 29, 1995.

  3.3 Certificate of Amendment to Certificate of Incorporation of the Issuer as filed with the Delaware Secretary of State on October 12, 1995.

  3.4 Certificate for Renewal and Revival of Certificate of Incorporation of the Issuer as filed with the Delaware Secretary of State on September
         10, 1997.

  3.5 Certificate of Amendment to Certificate of Incorporation of the Issuer as filed with the Delaware Secretary of State on January 21, 1999.

  3.6    Bylaws of the Issuer.

  4.1    Form of Common Stock Certificate.


  4.2    Form of Warrant Agreement, including form of Series B Redeemable
         Common Stock Purchase Warrant.

  4.3    Form of Series A Redeemable Common Stock Purchase Warrant.

  5      Opinion of Pepe & Hazard, LLP.*

  10.1   Activeworlds.com, Inc. 1999 Stock Option Plan.

  10.2   Lease Agreement dated February 27, 1999 between the Issuer and
         Robert L. Wood.

  10.3   Amended and Restated Employment Agreement, dated as of January 21,
         1999, between the Issuer and Richard  F. Noll.

  10.4   Amended and Restated Employment Agreement, dated as of January 21,
         1999, between the Issuer and J. P. McCormick.

  10.5   Stock Option Agreement between the Issuer and Richard F. Noll.

  10.6   Stock Option Agreement between the Issuer and J. P. McCormick.

  23.1   Consent of Pannell Kerr Forster PC (included on Page II-7).

  23.2   Consent of Pepe & Hazard, LLP (included in Exhibit 5).

  24.    Power of Attorney (included in the Signature Page).

  27.    Financial Data Schedule (for SEC purposes only).

---------
 *  To be filed by amendment.